    As filed with the Securities and Exchange Commission on June 16, 1999.
                                                  Registration No. 333-_________

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                _______________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                    COMPUTER NETWORK TECHNOLOGY CORPORATION
            (Exact Name of Registrant as Specified in its Charter)


               Minnesota                             41-1356476
     (State or Other Jurisdiction of              (I.R.S. Employer
      Incorporation or Organization)            Identification Number)

                       605 North Highway 169, Suite 800
                         Minneapolis, Minnesota 55441
                                (612) 797-6000
 (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

       Thomas G. Hudson, Chairman, President and Chief Executive Officer
                    COMPUTER NETWORK TECHNOLOGY Corporation
                       605 North Highway 169, Suite 800
                         Minneapolis, Minnesota 55441
                                (612) 797-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies to:

              Morris M. Sherman, Esq.                         Bruce Alan Mann, Esq.
Leonard, Street and Deinard Professional Association        Kristian E. Wiggert, Esq.
       150 South Fifth Street, Suite 2300                     Melissa L. Mong, Esq.
           Minneapolis, Minnesota 55402                      Morrison & Foerster LLP
                                                                425 Market Street
                                                         San Francisco, California 94105

     Approximate date of commencement of proposed sale to the public. As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                              CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                                Proposed Maximum      Proposed Maximum     Amount of
                                               Amount To Be    Aggregate Price Per   Aggregate Offering   Registration
     Titles Of Shares To Be Registered         Registered(1)          Share               Price             Fee/(2)/
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value/(3)/.........    4,025,000 shares      $21.625             $87,040,625        $   24,198
======================================================================================================================

(1) Includes 525,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act based on the high and low sales prices for our common stock as reported by the Nasdaq National Market on June 14, 1999.
(3) Includes attached preferred stock purchase rights issuable under the Registrant's Rights Agreement. See "Description of Capital Stock-- Shareholder Rights Plan" in the prospectus that is filed as part of this Registration Statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JUNE 16, 1999

PRELIMINARY PROSPECTUS         3,500,000 Shares

                                  [CNT Logo]

                    Computer Network Technology Corporation

                                 Common Stock

                               ________________

This is a public offering of 3,500,000 shares of common stock of Computer Network Technology Corporation.

The underwriters have an option to purchase a maximum of 525,000 shares of common stock from us to cover over-allotments of shares.

Our common stock is quoted on the Nasdaq National Market under the symbol "CMNT." On June 15, 1999, the last sale price of the common stock was $21.00 per share.

See "Risk Factors" beginning on page 6 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                               ________________

                                                           Per
                                                          Share         Total
                                                          -----         -----
Public offering price...............................  $             $
Underwriting discount...............................  $             $
Proceeds, before expenses, to us....................  $             $

                               ________________

The underwriters are severally underwriting the shares being offered in this prospectus. The underwriters expect to deliver the shares against payment in New York, New York on _______ 1999.
                               ________________

Bear, Stearns & Co. Inc.
            SG Cowen
                         BancBoston Robertson Stephens
                                      Morgan Keegan & Company, Inc.

              The date of this prospectus is _________ ___, 1999.

[Graphic: Illustrative diagram showing where our network solutions products are utilized in a SAN/WAN network configuration. The center of the diagram contains the words: "Storage Area Networks," which is bordered and enclosed by an ellipse. Running out of the ellipse are spokes which lead to various applications typically found in a SAN/WAN network. For example, the following applications are represented textually and graphically in the diagram: mainframes, LANs, desktops, servers, WANs, tape libraries, and disks. There is a star at each location where a spoke intersects the ellipse. Each star represents a potential use for our network solutions products. Around the outside of the elliptical diagram are words describing the functionality of our SAN/WAN solution.

Caption: CNT: A SAN/WAN Leader]

                                TABLE OF CONTENTS

                                  Page                                      Page
                                  ----                                      ----
SUMMARY...........................  1     BUSINESS.......................... 34
RISK FACTORS......................  6     MANAGEMENT........................ 53
SPECIAL NOTE REGARDING                    PRINCIPAL SHAREHOLDERS............ 57
 FORWARD-LOOKING STATEMENTS....... 17     UNDERWRITING...................... 59
HOW WE INTEND TO USE THE                  DESCRIPTION OF CAPITAL STOCK...... 60
 PROCEEDS FROM THE OFFERING....... 17     LEGAL MATTERS..................... 63
PRICE RANGE OF COMMON STOCK....... 18     EXPERTS........................... 63
DIVIDEND POLICY................... 18     WHERE YOU CAN FIND MORE
CAPITALIZATION.................... 19      INFORMATION...................... 63
SELECTED FINANCIAL DATA........... 20     INDEX TO FINANCIAL STATEMENTS.... F-1
MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS........ 21


                              __________________

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, that the information appearing in this prospectus is accurate only as of the you should not rely on it. We are not making an offer to sell these securities date on the front cover of this prospectus. Our business and financial condition in any jurisdiction where the offer or sale is not permitted. You should assume may have changed since that date.

                                    SUMMARY

     The following summary contains basic information about our company. This summary may not contain all of the information that is important to you. To understand the offering and our business fully, we strongly encourage you to read carefully this entire prospectus and the documents we have filed with the Securities and Exchange Commission. For information on how to obtain the documents that we have filed with the Securities and Exchange Commission, see "Where You Can Find More Information."

                    Computer Network Technology Corporation

Our Business

     We design, manufacture, market and support a wide range of computer hardware and software products for business-critical, or important, storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions-- the Network Solutions Division and the Enterprise Integration Solutions Division. Our Network Solutions Division sells storage area networking, or SAN, products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells enterprise application integration, or EAI, software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services.

     Our Network Solutions Division is a leading provider of hardware and software products that enable our customers to build and manage SANs. A SAN is a high-speed network within a business' existing computer network that allows the business to manage and back-up its expanding storage needs with greater efficiency and less disruption to its network operations. Customers can create SANs within both local area networks, or LANs, which are networks confined to limited geographical areas, and wide area networks, or WANs, which are networks dispersed over long distances that communicate by third party telephone systems. Our SAN products enable companies to cost effectively manage their increasing storage requirements, flexibly add to and reconfigure their existing SANs, provide faster access to greater amounts of data and protect their data more efficiently. Our SAN solutions consist primarily of our UltraNet(R), FileSpeed(TM) and Channelink(R) families of products. We market our SAN products directly and through strategic partnerships with leading storage industry companies, including Brocade, Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn.

     Our Enterprise Integration Solutions Division develops and markets our EAI software products. EAI refers to the process of integrating existing networks and applications, which are frequently based on mainframe platforms, with new networks and applications, which are usually open systems, so that users can easily access information on all of a business' disparate computer systems. Mainframes are computer systems with high processing power that have traditionally been used by large businesses for storing and processing large amounts of data. Open systems are newer systems that are easy to scale, or expand, and use hardware and software standards that are not proprietary to any vendor. Our EAI products offer automated integration, without line-by-line coding, that allows easy, real-time access to a business' entire database, no matter what type of system any given data resides upon. Our solutions are flexible and scalable in that they can accommodate a virtually unlimited number of users into an integrated system.

     Our EAI products are targeted primarily for customer relationship management, or CRM, and electronic-commerce, or e-commerce, applications. CRM affords our clients' customer service representatives easy, real-time access to all of the organization's information about a given customer. E-commerce, applications enhance our clients' ability to sell products and conduct business over the Internet. We market our EAI products directly and in conjunction with leading industry partners, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel Systems.

Our Market Opportunities

     The SAN market is growing rapidly. The volume of enterprise, or business, data is increasing significantly as businesses move towards open systems that permit data sharing and copying, use more data-intensive applications and seek to back-up business-critical data more reliably. Traditional network configurations are poorly suited to handle increasing volumes of data because:

     . they are inherently limited in the speed with which data can be transmitted;

     . the rate at which input and output, or I/O, transactions can be processed;

     .   the distance, known as connectivity, between storage devices;

     .   the hetergeneous mix of different architectures and platforms; and

     .   the ability to connect additional storage hardware.

     A new technology known as fibre channel has partially resolved these limitations by addressing I/O limitations and limitations on the number of devices that can be connected. However, fibre channel technology still contains inherent constraints on distance, connectivity with other technologies and data transmission speeds, which our products uniquely address. Notwithstanding the limitations of fibre channel, SANs have emerged as an attractive alternative to traditional storage architecture by serving as a high-speed storage system for storage management within an existing network. As a result, global spending on SAN-related solutions is estimated to grow from approximately $250 million in 1998 to an estimated $2.4 billion in 2002, according to Dataquest.

     The EAI market is also growing rapidly as a result of several trends. First, as businesses install newer open systems, they are seeking to preserve their considerable investments in older mainframe and open systems, known as legacy technology, by integrating that technology with their new systems. Second, productivity and customer service concerns are prompting businesses to seek ways for their employees and customer service representatives to easily access all organizational data about a particular subject or customer. Third, mergers and acquisitions necessitate the integration of separate information systems to realize anticipated benefits from a merger. Lastly, the Internet is driving the need for customers to look at their own information contained in corporate data bank and to enable e-commerce. As a result of these trends, sales of EAI solutions are estimated to grow from $250 million in 1998 to $1.4 billion in 2002, according to Dataquest.

     We are a Minnesota corporation. Our principal executive offices are located at 605 North Highway 169, Suite 800, Minneapolis, Minnesota 55441, and our telephone number is (612) 797-6000. Our World Wide Website is http://www.cnt.com. Information contained in our website is specifically not incorporated herein by reference or otherwise.

                                _______________

     The CNT logo, CNT(R), UltraNet(R) and Channelink(R) are our registered trademarks. FileSpeed(TM), Enterprise/Access(TM) and Enterprise/Connect(TM) are also our trademarks. This prospectus contains other trademarks and trade names owned by us or other entities.

                                 The Offering

     The following information, and, unless otherwise indicated, all per share information set forth in this prospectus is based on 23,292,877 shares of our common stock outstanding on June 9, 1999. This number excludes:

          . 5,491,928 shares of our common stock issuable upon exercise of options outstanding on such date, with a weighted exercise price of $9.20 per share; and

          . 408,416 shares of our common stock reserved for additional grants under our stock option, restricted stock and employee stock purchase plans.

     Common stock offered............................   3,500,000 shares
     Common stock outstanding after this offering....  26,792,877 shares
     Use of proceeds.................................  Working capital and general corporate
                                                       purposes. See "How We
                                                       Intend to Use the
                                                       Proceeds from the
                                                       Offering."
     Nasdaq National Market Symbol...................  CMNT

     Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option. References in this prospectus to "common stock" include the associated preferred share purchase right.

                            Summary Financial Data

     The following table summarizes the financial data for our business. You should read the following information, the balance sheet data below, and all other financial information in this prospectus in conjunction with the financial statements and related financial statement notes appearing elsewhere in this prospectus. The data regarding operating income (loss) and earnings (loss) per share includes:

     . a special charge in 1994 of $9.3 million, or $.40 per share after tax, for purchased in-process research and development associated with the acquisition of Brixton Systems, Inc., which was not deductible for income tax purposes;

     . a special charge in 1996 of $2.7 million, or $.07 per share after tax, for the write-down of purchased technology;

     . special charges in the fourth quarter of 1997 of $4.9 million, or $.13 per share after tax, for purchased in-process research and development associated with the acquisition of the Internet Solutions Division of Apertus Technologies, Inc. and subsequent integration charges;

     . a special charge in the fourth quarter of 1998 of $927,000, or $.04 per share after tax, for purchased in-process research and development associated with the acquisition of IntelliFrame. The charge associated with the IntelliFrame acquisition was not deductible for tax purposes; and

     . other income in the first quarter of 1999 of $667,000, or $.02 per share after tax, due to recognition of a payment received in connection with the sale of our vision product line.

See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                       Three Months Ended
                                                     Year Ended December 31,               March 31,
                                              -----------------------------------    -----------------------
                                                 1996         1997        1998          1998        1999
                                              ----------  -----------  ----------    -----------  ----------
                                                           (in thousands, except per share data)
 Statements of Operations Data:
 Total revenue                                $   97,109  $    97,841  $  133,535    $    31,166  $   36,913
 Gross profit                                     53,997       56,150      78,707         18,634      21,814
 Operating income (loss)                             (48)      (5,293)      7,212            522       3,462
 Net income (loss)                            $    1,360  $    (2,314) $    4,729    $       369  $    2,697
                                              ==========  ===========  ==========    =========== ===========
 Earnings (loss) per share:
      Basic                                   $      .06  $      (.10) $      .21    $       .02  $      .12
      Diluted                                        .06         (.10)        .21            .02         .11
                                              ==========  ===========  ==========    =========== ===========
 Shares:
      Basic                                       23,241       22,702      22,095         22,106      22,481
      Diluted                                     23,557       22,702      22,572         22,243      25,203

     The consolidated balance sheet set forth below indicates a summary of our consolidated balance sheet at March 31, 1999:

     .    on an actual basis; and

     . as adjusted to reflect the receipt of the estimated net proceeds from the sale of 3,500,000 shares of common stock, after deducting underwriting discounts and estimated offering expenses.

                                                               March 31, 1999
                                                            --------------------
                                                                           As
                                                              Actual   Adjusted
                                                            ---------- ---------
                                                                (in thousands)
          Consolidated Balance Sheet Data:
            Cash, cash equivalents, and marketable
              securities                                    $ 14,950   $ 84,216
            Working capital                                   39,993    109,259
            Total assets                                      99,977    169,243
            Long term obligations                              1,725      1,725
            Total shareholders' equity                        65,808    135,074

                                 RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

We expect our quarterly revenues and operating results to fluctuate for a number of reasons, which could cause our stock price to fluctuate

     Our quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

     .    fluctuations in demand for our products and services;

     . the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

     . our traditionally long sales cycle, which can range from 90 days to 12 months or more;

     . our ability to develop, introduce, ship and support new products and product enhancements;

     . the fact that our products are usually only part of an overall solution that our customers may have problems implementing or obtaining the required components or services from other vendors;

     . the rate of adoption of SANs as an alternative to existing data storage and management systems;

     .    the rate of adoption of EAI products and related solutions;

     . announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

     .    decreases over time in the prices at which we can sell our products;

     . our ability to obtain sufficient supplies of components, including limited sourced components, at reasonable prices, or at all;

     .    communication costs and the availability of communication lines;

     .    increases in the prices of the components we purchase;

     . our ability to attain and maintain production volumes and quality levels for our products; and

     . increased expenses, particularly in connection with our strategy to continue to expand our relationships with key strategic partners.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. Likely, in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price likely will drop.

Our success is dependent upon the development of demand for our SAN and EAI products

     We are dependent upon the success of our SAN and EAI businesses. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. Moreover, potential EAI customers may decide to adopt entirely new systems that eliminate the need for an EAI product. Our success in generating net revenues in these areas will depend on, among other things, our ability to:

     . educate potential customers, strategic partners and end users about the benefits of SAN, EAI and related technologies;

     . maintain and enhance our relationships with leading strategic partners; and

     . predict and base our products on standards that ultimately become industry standards.

     In addition, the continued growth of the market for SANs and related products depends on the continued decrease in price of related services and components, such as communication charges and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate.

     Finally, SANs are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

We have recently incurred losses and may not be able to maintain profitability

     We experienced a loss of $2.3 million in 1997. We cannot be certain that we will be able to sustain recent growth rates or that we will realize sufficient revenues to maintain profitability. Also, we are depending on our SAN and EAI products for a significant portion of future revenues, especially as revenues from our channel networking and server gateways and tools products continue to decline. Our SAN and EAI related revenues must increase more rapidly than our revenues related to our channel networking and server gateways and tools products decline. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new SAN or EAI products, and as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

Our SAN and EAI businesses are difficult to predict because of our limited operating experience in these markets

     We have only recently expanded into the SAN and EAI markets. In addition, we expect that a significant portion of our future revenues will be derived from these businesses. This limited operating experience, combined with the evolving nature of the markets in which we sell our SAN and EAI products, reduces our ability to accurately forecast our quarterly and annual revenue. Further, we plan our operating expenses based in part on these revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

If our relationships with strategic partners are unsuccessful or terminated, our product revenues could decline

     We market our products in connection with a few significant storage vendors, including EMC, IBM and Hitachi Data Systems. In the three months ended March 31, 1999, sales of our SAN products to customers using EMC's disk mirroring systems accounted for 31% of our product revenues. As a result, our success depends substantially on our ability to manage and expand our relationships with EMC and other storage vendors, to initiate relationships with new strategic partners that will recommend our products and the success of our strategic partners' products. In addition, we rely to a significant extent on the continued recommendation of our products by our strategic partners. To the extent that our strategic partners do not recommend our products, or to the extent that they recommend products offered by our competitors, our business will be adversely affected.

     Additionally, we have only a limited number of sales people devoted to the sale of our EAI products. We have chosen to rely on the efforts of our strategic partners, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel, to assist us in these sales efforts. To the extent these strategic partners are unable to sell these products, are unable to implement systems using our products or recommend our competitor's products, our future revenues could be substantially affected.

     We may not be able to manage and expand our relationships with strategic partners successfully, and they may not market our products successfully. Moreover, our relationships with strategic partners are not in writing, have no minimum purchase commitments and can be terminated or changed at any time. Our failure to manage and expand our relationships with our significant strategic partners, our failure to develop relationships with new strategic partners, or the failure of our strategic partners to market our products could substantially reduce our net revenues and seriously harm our business.

We have limited product offerings and our existing products and new products must achieve widespread market acceptance

     We derive a substantial portion of our net revenues from a limited number of SAN and EAI products. Specifically, for the three-month period ended March 31, 1999, we derived approximately 46% and 4% of our product revenues from our SAN and EAI products, respectively. We expect that net revenues from these products will account for a substantial and growing portion of our total net revenues for the foreseeable future. Moreover, we expect net revenues from our channel networking and server gateways and tools products to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in net revenues if demand for our newest products, particularly our SAN products, declines. Therefore, widespread market acceptance of these products is critical to our future success. These products have been only recently introduced. Accordingly, the demand for, and market acceptance of, these products is uncertain.

     Factors that may affect the market acceptance of our SAN and EAI products, some of which are beyond our control, include the following:

     .    growth of the SAN, EAI and related products markets;

     . performance, quality, price and total cost of ownership of our SAN and EAI products;

     . availability, price, quality and performance of competing products and technologies; and

     . successful development of our relationships with new and existing customers and strategic partners.

Our industries are subject to rapid technological change, and we must keep pace with the changes to successfully compete

     The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements.

     Additionally, changes in technology and consumer preference could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

We are substantially dependent on the financial services, telecommunications and information outsourcing industries.

     During the three months ended March 31, 1999, approximately 20%, 16% and 5% of our product revenues were derived from businesses in the financial services, telecommunications and information outsourcing industries, respectively. In addition, for the years ended December 31, 1997 and 1998, 37% and 44% of our product revenues were derived from businesses in these industries. The erosion of our relationships with our customers in these industries, or the erosion of demand for SAN and EAI products in these industries generally, would have an adverse effect on our financial condition and operating results.

We depend on a limited number of suppliers for key components

     We depend upon a limited number of suppliers for several key components used in the manufacture of our products. In the future we may experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, we will not be able to manufacture our products on a timely basis.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.

The competition in our markets may lead to reduced sales of our products, reduced profits or reduced market share

     The markets for our products are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources, including the ability of some of our customers to design solutions to the problems targeted by our products. Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

We may engage in future acquisitions that dilute our stockholders and cause us to incur debt or assume contingent liabilities

     As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. In the event of any future purchases, we could:

     .    spend significant amounts of cash;

     . issue stock that would dilute our current shareholders' percentage ownership;

     . incur amortization expense related to goodwill and other intangible assets; or

     .    incur debt or assume liabilities.

     These purchases also involve numerous risks, including:

     . problems combining the purchased operations, technologies, personnel or products;

     .    unanticipated costs;

     .    diversion of management's attention from our core business;

     . adverse effects on existing business relationships with suppliers, customers or strategic partners;

     . risks associated with entering markets in which we have no or limited prior experience;

     .    potential loss of key employees of purchased organizations; and

     . the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a depressive effect on our stock price.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might purchase in the future.

Undetected software or hardware errors could increase our costs and delay product introduction

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

The loss of key executive or experienced personnel or the inability to hire additional personnel with expertise in the SAN and EAI industries, could negatively impact sales and delay product introduction

     We are dependent on Thomas G. Hudson, our Chairman, President and Chief Executive Officer. In addition, we rely upon the continued contributions of our key management, engineering and sales and marketing personnel, many of whom would be difficult to replace quickly. We also believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. Many members of our management team have only recently joined us. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products.

     We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and finance and operations personnel. Competition for these personnel is intense. In the past, we have experienced difficulty in hiring qualified personnel with expertise in the SAN and EAI industries, and there can be no assurance that we will be successful in attracting and retaining these individuals in the future. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive such claims in the future as we seek to hire qualified personnel or that such claims will not result in costly litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

We must continue to improve our operational systems and controls to manage future growth

     We plan to continue to expand our operations significantly to pursue existing and potential market opportunities. We expect that this growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls and train our employee base. Accordingly, we cannot assure you that:

     .    we will be able to effectively manage the expansion of our operations;

     . our key employees will be able to work together effectively as a team to successfully manage our growth;

     .    we will be able to hire, train and manage our employee base;

     .    we will be able to properly integrate our acquisitions;

     . our systems, procedures or controls will be adequate to support our operations; and

     . our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

Our inability to manage growth effectively could harm our business.

We plan to increase our international sales activities, which will subject us to additional business risks

     International markets accounted for approximately 34% of our revenues in 1998. We plan to expand our international sales activities, and therefore our success will become increasingly dependent on our performance in international markets. In fiscal 1999 and 2000, we intend to focus on expanding our international sales activities in The Netherlands, Mexico and Brazil. Our international sales growth in these countries will be limited if we are unable to establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. Our international operations, including our sales activities in the rest of Europe, China, The Netherlands, Mexico and Brazil, are subject to a number of risks, including:

     .    supporting multiple languages;

     . recruiting sales and technical support personnel with the skills to support our products;

     .    increased complexity and costs of managing international operations;

     . protectionist laws and business practices that favor local competition;

     .    dependence on local vendors;

     .    multiple, conflicting and changing governmental laws and regulations;

     .    longer sales cycles;

     . difficulties in collecting accounts receivable, converting foreign currency to dollars and remitting funds to the United States;

     .    reduced or limited protections of intellectual property rights; and

     .    political and economic instability.

     None of our products include screen displays or user documentation in any language other then the English language. Our future prospects in international markets may require us to develop multiple language versions of our products and support documentation. The lack of such documentation could cause prospective customers to select other products. In addition, the development of such products and documentation could be costly and time consuming.

     Because a significant portion of our international revenues are denominated in foreign currencies, primarily French francs and British pounds sterling, an increase in the value of the U.S. dollar relative to these currencies could make our products more expensive and thus less competitive in foreign markets.

We have applied for and received a limited number of patents and we may be unable to protect our intellectual property, which would negatively affect our ability to compete

     Historically, we have not pursued patents on all our intellectual property. Traditionally, we have relied, and currently continue to rely, on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with substantially all our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. We have four patents in process and have three existing patents. In addition, while we intend to more vigorously pursue patent protection for our intellectual property in the future, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or where legal authorities in foreign countries do not vigorously enforce existing laws.

     We have from time to time received, and may in the future receive, communications from parties asserting patent rights against us that relate to certain of our products. Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.

A significant license expires on December 31, 1999

     A key license that we rely on for the sale of Channelink(R) and UltraNet(R) products that use ESCON expires on December 31, 1999. ESCON is the enterprise serial connection protocol and interface used on IBM mainframes. If we are unable to renew this license, we may be prohibited from further use of the subject technology and our operating results and financial condition would be adversely affected. In 1998, Channelink(R) and UltraNet(R) represented approximately one-half of our product revenues.

Others may bring infringement claims against us, which could be time-consuming and expensive to defend

     In recent years, there has been significant litigation in the United
States involving patents and other intellectual property rights. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     . stop selling, incorporating or using our products or services that use the challenged intellectual property;

     . obtain a license from the owner of the infringed intellectual property right allowing us to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

     .    redesign those products or services that use such technology.

     In addition to the related costs of the foregoing actions, if we are forced to take any of such actions, we may be unable to manufacture and sell our products, which would reduce our revenues.

Our failure or the failure of our suppliers, strategic partners or customers to be year 2000 compliant could harm our business

     Failure of our products to recognize correctly date information when the year changes to 2000 could result in significant decreases in market acceptance of our products, increases in warranty claims and legal liability for defective software. We have undertaken testing and will continue to test our products to be sure that they are fully year 2000 compliant. Year 2000 preparations by our strategic partners, suppliers and customers could also slow down purchases of our products.

     Our internal year 2000 compliance review is focused on reviewing our internal computer information and security systems for year 2000 compliance and developing and implementing remedial programs to resolve year 2000 issues in a timely manner. Additionally, we are contacting our third party suppliers and requesting their written assurances that their systems are year 2000 compliant.

     If our suppliers, vendors, major distributors or partners fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which vendor's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether any year 2000 failures will harm us.

     A worst case scenario relative to the year 2000 issue would be the discovery of additional year 2000 deficiencies in our products that require significant extra time and expense to correct. A critical year 2000 deficiency by a key supplier, coupled with a failure to locate a suitable alternative source of supply, could also have a material impact on our business.

Our customers may delay product purchases until after January 1, 2000, which would harm our sales

     Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. In addition, our sales could be materially impacted in 1999 if customers were to stop, or significantly reduce, procurement of new equipment for their data centers and networks until after the start of the year 2000.

Our products must comply with evolving industry standards and government regulations

     The market for our products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. For example, all components of a SAN must utilize a limited number of defined standards in order to work with existing computer systems. Our products comprise only a part of the entire storage area network and we depend on the companies that provide other components of the storage area network, many of whom are significantly larger than we are, to support the industry standards as they evolve. Also, our EAI products must provide compatibility with major hardware and software platform standards in order to be useful to our customers. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

Management can spend the proceeds of this offering in ways with which our shareholders may not agree

     Our management can spend the net proceeds from this offering in ways with which our shareholders may not agree. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

Provisions in our charter documents, our shareholder rights plan, existing agreements and Minnesota law could prevent or delay a takeover of our company and may impact the likelihood of takeover offers that would be attractive to our shareholders

     Provisions of our articles of incorporation, bylaws and shareholder rights plan and existing agreements may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

     . authorizing the issuance of preferred stock without shareholder approval;

     . termination of contracts and license agreements in the event of a takeover;

     .    limiting the persons who may call special meetings of shareholders;
          and

     . preventing a takeover of us under our shareholder rights plan as a result of the dilutive effect the issuance of securities under the plan would have on acquiring parties.

     Provisions of Minnesota law also may discourage, delay or prevent someone from acquiring or merging with us. Further, some of our existing contracts may give other parties the right to terminate the contract or take other action that could harm our business as a result of a takeover.

Our stock price may be volatile and you may not be able to resell your shares at or above the offering price

     The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that has often been unrelated to the performance of any specific public companies. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. As a result, you may be unable to resell your common stock at or above the offering price. Any of the following factors, some of which are beyond our control, could have a significant impact on the market price of our common stock:

     .    actual or anticipated fluctuations in our operating results;

     .    changes in financial estimates by securities analysts;

     .    changes in market valuations of other technology companies;

     . announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     . general conditions in the financial services and telecommunications industries, and among information outsourcers;

     .    losses of major customers;

     .    additions or departures of key personnel;

     .    sales of common stock in the future; and

     . anticipated trends in the economy in general, such as increased interest rates, and domestic and foreign political events, including war and civil unrest.

You will suffer dilution in value of your shares

     Investors in this offering will incur immediate and substantial dilution in the net tangible book value per share of common stock.

We do not plan to pay cash dividends on our common stock

     We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in our foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes. Loan agreements and other contracts which we might enter into in the future could prevent us from paying dividends.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and other documents we have filed with the Securities and Exchange Commission contain forward-looking statements which may include statements about our:

     .    business strategy;

     . timing of and plans for the introduction or phase-out of products or services;

     .    enhancements of existing products or services;

     .    plans for hiring additional personnel;

     .    entering into strategic partnerships; and

     . other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     When used in this prospectus, the words "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

     We estimate that our net proceeds from the sale of the 3,500,000 shares of common stock we are offering will be approximately $69.3 million or $79.7 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions, and after deducting our estimated offering expenses. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including expenditures for research and development of new products and services, distribution channel development and other corporate purposes. In addition, we may use a portion of the net proceeds for the acquisition of businesses, products and technologies that are complementary to ours. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "CMNT." The following table sets forth for the indicated periods the range of high and low per share closing sales prices for our common stock as reported on the Nasdaq National Market:

                                                                          Price Range of
                                                                           Common Stock
                                                             ----------------------------------------
                                                                   High                     Low
                                                             ----------------         ----------------
     Year Ended December 31, 1997:
          First Quarter...................................         $7.00                    $4.88
          Second Quarter..................................          5.75                     3.88
          Third Quarter...................................          6.13                     3.38
          Fourth Quarter..................................          5.63                     3.38
     Year Ended December 31, 1998:
          First Quarter...................................         $5.00                    $3.69
          Second Quarter..................................          5.88                     3.88
          Third Quarter...................................          6.50                     3.50
          Fourth Quarter..................................         14.25                     3.75
     Year Ended December 31, 1999:
          First Quarter...................................        $17.56                    $9.75
          Second Quarter (through June 14, 1999)..........         27.75                    14.06

     On June 15, 1999, the last reported sale price for our common stock was $21.00 per share, and there were approximately 1,000 holders of record of our common stock.

                                DIVIDEND POLICY

     We have not paid any cash dividends since our inception, and we do not intend to pay any cash dividends in the future.

                                CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 1999:

     .    on an actual basis; and

     . as adjusted to give effect to the receipt of the estimated net proceeds from the sale of 3,500,000 shares of common stock offered by us in this offering, after deducting underwriting commissions and discounts and estimated offering expenses.

See Note 6 to our consolidated financial statements for a description of our capital lease obligations.

                                                                                      March 31, 1999
                                                                              ----------------------------------
                                                                                  Actual            As Adjusted
                                                                              ---------------      -------------
                                                                                          (in thousands)
Obligations under capital lease, less current installments.............     $         1,725      $        1,725
                                                                              ---------------      ---------------
Shareholders' equity...................................................
     Undesignated preferred stock; authorized 965 shares; none issued
         and outstanding...............................................                   -                   -
     Series A Junior Participating Preferred Stock; authorized 35
         shares; none issued and outstanding...........................                   -                   -
         Common stock, $.01 par value; authorized 100,000 shares;
         22,782 shares issued and outstanding, actual; 26,282 shares
         issued and outstanding, as adjusted...........................                 228                 263
         Additional paid-in capital....................................              58,120             127,351
     Unearned compensation.............................................                (748)               (748)
     Retained earnings.................................................               8,838               8,838
     Accumulated other comprehensive income - foreign currency
         translation adjustment........................................                (630)               (630)
                                                                              ---------------      ---------------
         Total shareholders' equity....................................              65,808             135,074
                                                                              ---------------      ---------------
              Total capitalization.....................................     $        67,533      $      136,799
                                                                              ===============      ===============

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The selected consolidated financial data set forth below as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, are derived from, and are qualified in their entirety by reference to, our consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and together with their report thereon, are included elsewhere in this prospectus. The selected consolidated financial data set forth below as of December 31, 1994, 1995 and 1996, and for the years ended December 31, 1994 and 1995, are derived from audited financial statements not included in this prospectus. The consolidated balance sheet data as of March 31, 1999 and the consolidated statements of operations data for the three months ended March 31, 1998 and 1999 are derived from unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the information set forth therein. Operating results for the three months ended March 31, 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 1999 or future results.

                                                                                                      Three Months Ended
                                                          Year Ended December 31,                          March 31,
                                        ----------------------------------------------------------  ----------------------
                                           1994        1995        1996        1997        1998        1998        1999
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Consolidated Statement of                                   (in thousands, except per share amounts)
     Operations Data
 Total revenue ....................      $  79,542   $ 78,837    $ 97,109    $  97,841   $133,535    $31,166     $ 36,913
 Gross profit .....................         43,068     46,264      53,997       56,150     78,707     18,634       21,814
 Total operating expenses .........         46,117     41,337      54,045       61,443     71,495     18,112       18,352
 Income (loss) from operations ....        (3,049)      4,927        (48)      (5,293)      7,212        522        3,462
 Net income (loss) ................      $ (4,714)   $  4,023    $  1,360    $ (2,314)   $  4,729    $   369     $  2,697
                                        ==========  ==========  ==========  ==========  ==========  ==========  ==========
 Net income (loss) per share:
      Basic .......................      $   (.21)   $    .18    $    .06    $   (.10)   $    .21    $   .02     $    .12
      Diluted .....................          (.21)        .17         .06        (.10)        .21        .02          .11
 Shares:
      Basic........................         21,972     22,675      23,241      22,702      22,095     22,106       22,481
      Diluted......................         21,972     23,443      23,557      22,702      22,572     22,243       25,203

                                                              December 31,                              March 31, 1999
                                        ----------------------------------------------------------  ----------------------
                                                                                                                    As
                                           1994        1995        1996        1997        1998       Actual     Adjusted
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                         (in thousands)
 Consolidated Balance Sheet Data
 Cash, cash equivalents and
  marketable securities ..........       $ 18,342    $ 28,409    $ 35,065    $10,824     $ 12,362    $ 14,950    $ 84,216
 Working capital .................         35,387      44,282      48,192     30,380       35,587      39,993     109,259
 Total assets ....................         73,149      79,134      82,379     85,487       94,027      99,977     169,243
 Long-term obligations ...........            163           -           -        701        2,816       1,725       1,725
 Total shareholders' equity ......         53,979      60,506      64,161     55,607       60,558      65,808     135,074

     The foregoing as adjusted information reflects the proceeds from the sale of 3,500,000 shares offered hereby and presumes deduction of underwriting discounts and estimated offering expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in the following discussion are considered forward-looking under the federal securities laws. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ substantially from historical results or our predictions. See "Special Note Regarding Forward-Looking Statements."

Overview

     We design, manufacture, market and support a wide range of computer hardware and software products for business-critical storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions--the Network Solutions Division and the Enterprise Integration Solutions Division. Our Network Solutions Division sells SAN products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells EAI software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services.

     We were incorporated in 1979. Our 1998 revenues increased 36%, to $133.5 million, from $97.8 million in 1997, due in part to our October 1997 acquisition of the Internet Solutions Division of Apertus. This increase in revenues continued during the first quarter of 1999 with revenues of $36.9 million, an increase of 18% over 1998 first quarter revenues of $31.2 million.

     Our Network Solutions Division product revenues increased 17% in the first quarter of 1999 to $20.8 million when compared to the first quarter of 1998. Revenues from SAN product applications increased 91% in the first quarter of 1999 to $11.8 million from $6.2 million in the first quarter of 1998. Sales of non-SAN related product applications, principally channel networking products, declined 22% in the first quarter of 1999 to $9.0 million from $11.6 million in the first quarter of 1998.

     Revenue from Enterprise Integration Solutions Division products increased 9% in the first quarter of 1999 to $4.9 million when compared to the first quarter of 1998. Revenue from the sale of our EAI products increased 81% in the first quarter of 1999 to $1.1 million from $611,000 in the first quarter of 1998. Sales of server gateways and tools products decreased 2% in the first quarter of 1999 to $3.8 million when compared to the first quarter of 1998.

     As set forth above, we derive an increasingly significant portion of our revenues from sales of our SAN and EAI products. As a result of product maturation, revenues derived from traditional channel networking and server gateways and tools products have declined, and we expect that revenues from these products will continue to decline in the future as we continue to focus more of our resources on our SAN and EAI products.

     We primarily sell our SAN products directly to end-user customers in connection with joint marketing activities with our business partners and original equipment manufacturers, or OEMs. OEMs combine our products with their own products and sell the combined products to their customers. For a new customer, the initial sales and design cycle, from first contact through shipment, can vary from 90 days to 12 months or more. We expect that this cycle will continue.

     While in recent quarters we have been profitable, a risk exists that we could experience variable earnings levels, including losses. Historically, a large percentage of our product shipments have occurred late in each quarter. Timing of receipt of orders from customers and delays in shipment can have a disproportionate impact on our revenues and results of operations in any given quarter.

Acquisitions

     On October 24, 1997, we acquired substantially all of the assets, including in-process research and development, of the Internet Solutions Division of Apertus Technologies Inc., a provider of EAI and server gateways and tools. The purchase price of $16.4 million included a cash payment of $11.4 million at closing and assumption by us of $5.0 million of liabilities and related acquisition costs. The amount related to in-process research and development of $2.8 million was charged to expense in 1997 as the underlying research and development projects had not yet reached technical feasibility. Subsequent to our acquisition of the Internet Solutions Division of Apertus, we recorded a charge of $2.2 million for costs incurred to integrate our businesses, including accruals for severance, facility closures and infrastructure integration.

     On December 3, 1998, we acquired all of the outstanding stock of IntelliFrame Corporation, a start-up software and services company that develops technology for integrating legacy systems with client/server and for the Internet. The contract to purchase IntelliFrame's stock requires the $2.0 million purchase price to be paid in two installments of $1.0 million in each of January 1999 and 2000. We made the January 1999 payment of $1.0 million on January 4, 1999. We allocated $927,000 of the purchase price to in-process research and development, which was charged to expense in 1998, because the underlying research and development project, process dynamics, had not yet reached technological feasibility. Process dynamics is a new technology that manages business logic and process workflow for large e-commerce and CRM applications. We estimate that as of June 1, 1999, we will spend approximately $400,000 to complete development of process dynamics. Two employees who were former shareholders of IntelliFrame will be eligible for bonus payments of up to $12.0 million in the aggregate through December 31, 2001 if future revenues from our EAI products exceed defined targets. The potential bonus payments increase to a maximum of $16.0 million if we divest any portion of the EAI product line. The full bonus payments set forth above are conditioned upon the employment of these individuals through July 1, 2000.

Results of Operations

         The following tables set forth financial data for the periods indicated as a percentage of total revenue except for gross profit, which is expressed as a percentage of the related revenue.

                                                                         Network Solutions Division
                                                        -------------------------------------------------------------
                                                                                               Three Months Ended
                                                            Year Ended December 31,                 March 31,
                                                        -------------------------------  ----------------------------
                                                             1997             1998            1998           1999
                                                        --------------   --------------  -------------- -------------
Revenue:
     Product sales...................................        70.0%            72.8%           73.6%           71.2%
     Service fees....................................        30.0             27.2            26.4            28.8
                                                           ------           ------          ------          ------
         Total revenue...............................       100.0            100.0           100.0           100.0
                                                           ------           ------          ------          ------

Gross profit:
     Product sales...................................        63.8             63.4            67.8            60.7
     Service fees....................................        35.9             36.7            35.9            44.2
                                                           ------           ------          ------          ------
         Total gross profit..........................        55.4             56.1            59.4            56.0
                                                           ------           ------          ------          ------

Operating expenses:
     Sales and marketing.............................        34.1             30.5            29.9            27.4
     Engineering and development.....................        15.2             13.4            13.4            14.5
     General and administrative......................         5.5              4.6             4.3             4.6
                                                           ------           ------          ------          ------
         Total operating expenses....................        54.8             48.5            47.6            46.5
                                                           ------           ------          ------          ------
Income from operations...............................         0.6              7.6            11.8             9.5
                                                           ------           ------          ------          ------
     Other income (expense), net.....................         1.8              0.4             0.3            (0.1)
                                                           ------           ------          ------          ------
Income before income taxes...........................         2.4              8.0            12.1             9.4
     Provision for income taxes......................         0.9              2.7             4.5             3.2
                                                           ------           ------          ------          ------
Net income    .......................................         1.5%             5.3%            7.6%            6.2%
                                                           ======           ======          ======          ======

                                                                 Enterprise Integration Solutions Division
                                                            ----------------------------------------------------
                                                                                              Three Months Ended
                                                            Year Ended December 31,                March 31,
                                                            -----------------------      -----------------------
                                                              1997            1998         1998            1999
                                                            --------        -------      --------        --------
Revenue:
     Product sales...................................           71.7%           67.2%        64.9%           64.5%
     Service fees....................................           28.3            32.8         35.1            35.5
                                                            --------        --------     --------        --------
         Total revenue...............................          100.0           100.0        100.0           100.0
                                                            --------        --------     --------        --------

Gross profit:
     Product sales...................................           83.2            83.0         75.3            91.2
     Service fees....................................           23.8            38.8         35.1            34.6
                                                            --------        --------     --------        --------
         Total gross profit..........................           66.4            68.4         61.2            71.1
                                                            --------        --------     --------        --------

Operating expenses:
     Sales and marketing.............................           36.3            39.7         56.0            35.4
     Engineering and development.....................           31.5            22.8         33.6            21.8
     General and administrative......................            3.2             5.0          5.0             5.0
     Purchased in process research and
       development...................................           15.6             3.0           --              --
     Integration charges.............................           12.4              --           --              --
                                                            --------        --------     --------        --------
         Total operating expenses....................           99.0            70.5         94.6            62.2
                                                            --------        --------     --------        --------
Income (loss) from operations........................          (32.6)           (2.1)       (33.4)            8.9
     Other income (expense), net.....................           (0.2)             --         (0.2)            8.6
                                                            --------        --------     --------        --------
Income (loss) before income taxes....................          (32.8)           (2.1)       (33.6)           17.5
     Provision (benefit) for income taxes............          (13.1)            0.3        (12.6)            5.9
                                                            --------        --------     --------        --------
Net income (loss)....................................          (19.7)%          (2.4)%      (21.0)%          11.6%
                                                            ========        ========     ========        ========

Quarterly Operating Results

     The following table sets forth information concerning our quarterly operating results for our most recent eight quarters. This information has been derived from our unaudited consolidated financial statements. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. All information presented is in thousands except per share data.

                                                                  Three Months Ended
                      ------------------------------------------------------------------------------------------------------------
                        June 30,   September 30,  December 31,   March 31,    June 30,   September 30,  December 31,   March 31,
                          1997         1997           1997         1998         1998         1998           1998          1999
                      -----------  -------------  ------------  -----------  ----------  -------------  ------------  ------------
Revenue.............  $    20,696  $      23,810  $     31,588  $    31,166  $   33,466  $     33,010   $     35,893  $     36,913
Gross profit........       11,736         13,725        18,022       18,634      19,517        18,884         21,672        21,814
Income (loss) from
   operations.......       (1,769)           206        (3,901)         522       1,259         2,610          2,821         3,462
Net income (loss)...  $      (858) $         373  $     (2,206) $       369  $      870  $      1,799   $      1,691  $      2,697
                      ===========  =============  ============  ===========  ==========  ============   ============  ============


Revenue

     Our Network Solutions Division revenue consists of the sale and support of products that enable our customers to build and manage SANs and our traditional channel networking products for applications such as remote storage, remote disk mirroring, remote tape vaulting and disaster recovery.

     Our Enterprise Integration Solutions Division revenue consists of the licensing, sale and support of EAI products and our traditional server gateways and tools, which are used for CRM and e-commerce applications.

     We generally recognize revenue from product sales upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with OEMs for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to its customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

Three Months Ended March 31, 1998 and 1999

     Revenue from Network Solutions Division products increased 17% in the first quarter of 1999 to $20.8 million compared to the first quarter of 1998. SAN applications for both open systems and mainframes continued to drive new product revenue during the first quarter of 1999. SAN product applications increased 91% in the first quarter of 1999 to $11.8 million from $6.2 million in the first quarter of 1998. Sales of product applications not related to our SAN products declined in the first quarter of 1999 to $9.0 million from $11.6 million in the first quarter of 1998.

     Service revenue from the Network Solutions Division increased by $2.0 million or 32% in the first quarter of 1999 to $8.4 million compared to the first quarter of 1998, with new professional services revenue accounting for $1.2 million of the increase. The growing base of customers using our products accounted for the remaining increase in revenue.

     Revenue from Enterprise Integration Solutions Division products increased 9% in the first quarter of 1999 to $4.9 million compared to the first quarter of 1998. Revenue from the sale of EAI products increased 81% in the first quarter of 1999 to $1.1 million from $611,000 in the first quarter of 1998. The increase was due to growing customer demand for products that integrate legacy applications and networks with new networks and applications so that users can access business-critical information. The acquisition of IntelliFrame did not have a significant impact on 1999 first quarter revenue. Sales of server gateways and tools decreased 2% in the first quarter of 1999 to $3.8 million compared to the first quarter of 1998, primarily due to a reduction in sales volume to OEMs.

     Service revenue from the Enterprise Integration Solutions Division increased 11% in the first quarter of 1999 to $2.7 million compared to the first quarter of 1998, primarily due to an increase in professional services revenue.

     Revenue generated from the sale of products and services outside the United States increased by $1.6 million, or 16%, in the first quarter of 1999 compared to the first quarter of 1998. This increase was primarily due to growing international customer demand for SAN and EAI related product applications. We derived 31% of our revenue outside the United States in the first quarter of 1999 compared to 32% in the first quarter of 1998.

     During 1997 we announced our new SAN strategy and UltraNet(R) family of products that provides for high-speed connectivity between storage devices and servers from anywhere, any time. During 1999 we intend to continue to add new features to our UltraNet(R) product line, particularly in the areas of open systems and fibre channel, to provide customers with additional applications to satisfy their growing need for SAN capabilities.

     We expect continued quarter-to-quarter fluctuations in both domestic and international revenues. The timing of sizable orders, because of their relative impact on total quarterly sales, contributes to such fluctuations. The level of product sales reported by us in any given period will continue to be affected by the receipt and fulfillment of sizable new orders.

Years Ended December 31, 1996, 1997 and 1998

     Revenue from Network Solutions Division products decreased 9% in 1997 to $56.1 million compared to 1996. Fulfillment of an OEM contract with IBM resulted in $7.6 million of this decrease. The balance is attributable to a decrease in channel networking and other non-SAN related product sales. The reduction in networking products revenue attributable to these items was somewhat offset by initial sales of SAN related product applications, including sales of UltraNet(R) Storage director products.

     Revenue from Network Solutions Division products increased 34% in 1998 to $75.0 million compared to 1997. SAN applications for both open systems and mainframes continued to drive new product revenue in 1998. Product sales of SAN-related applications increased 379% in 1998 to $31.9 million from $6.7 million in 1997. Product sales of channel networking related applications declined 13% in 1998 to $43.1 million from $49.5 million in 1997.

     Service revenue from the Network Solutions Division increased by 17% in both 1997 and 1998 to $24.1 million and $28.1 million, respectively, due to the growing base of customers using our products. In addition, the sale of professional services to Network Solutions Division customers generated $1.5 million of new incremental service revenue in 1998.

     Revenue from Enterprise Integration Solutions Division products decreased 1% in 1997 to $12.7 million compared to 1996. Reductions in revenue from the sale of traditional server gateways and tools products to OEMs were somewhat offset by initial sales of our EAI products. The October 1997 acquisition of the Internet Solutions Division of Apertus accounted for $2.3 million of new product revenue in 1997.

     Revenue from the sale of Enterprise Integration Solutions Division products increased 62% in 1998 to $20.5 million, due to the acquisition of the Internet Solutions Division of Apertus in the fourth quarter of 1997 and an increase in the sale of EAI products. Revenue from the sale of EAI products increased 528% in 1998 due to increasing customer demand for products that integrate legacy applications with frameworks, packaged applications or new environments, while also providing mainframe connectivity. In addition, approximately 60% of the increase in revenue from EAI product sales can be attributed to a single transaction.

     Service revenues from the Enterprise Integration Solutions Division increased in 1997 and 1998 by $2.7 million and $5.0 million, respectively, primarily due to the October 1997 acquisition of the Internet Solutions Division of Apertus.

     Revenue generated from the sale of products and services outside the United States decreased by $173,000 or 1% in 1997 compared to 1996 and increased by $16.3 million or 57% in 1998 compared to 1997. Specifically, we derived 30%, 29% and 34% of our total revenue from outside the United States in 1996, 1997 and 1998, respectively. The increase in revenue generated outside the United States in 1998 is primarily attributable to growing customer demand for SAN and EAI related product applications.

     Sales to IBM and its multiple divisions accounted for 18% of our total revenue in 1996. No single customer accounted for more than 10% of our revenue in 1997 or 1998.

     Revenue increases in both 1997 and 1998 were attributable to the increased sales of both SAN and EAI products. Price increases for our products and services did not have a significant impact on revenue in either year.

Gross Profit

Three Months Ended March 31, 1998 and 1999

     Gross profit margins from the sale of Network Solutions Division products were 61% in the first quarter of 1999 compared to 68% in the first quarter of 1998. The decrease in the gross profit margin was primarily due to favorable purchases of raw materials that were realized in the first quarter of 1998.

     Gross profit margins from Network Solutions Division service revenues were 44% in the first quarter of 1999, compared to 36% in the first quarter of 1998. The improvement in gross profit margins from the Network Solutions Division is attributable to new revenue from professional services that offer a higher gross margin than our traditional service business.

     Gross profit margins from the sale of Enterprise Integration Solutions Division products were 91% in the first quarter of 1999 compared to 75% in the first quarter of 1998. The increase can be attributed to higher margin software sales accounting for a larger percentage of total Enterprise Integration Solutions Division product revenue.

     Gross profit margins from all services, including professional services, provided by the Enterprise Integration Solutions Division were 35% in the first quarter of both 1998 and 1999.

     Actual gross profit margins on product sales in 1999 will depend on a number of factors, including the mix of products, acceptance of our new products, particularly in the SAN and EAI markets, the relative amount of products sold through sales channels other than our direct sales force, primarily OEM sales, and the level of price competition.

Years Ended December 31, 1996, 1997 and 1998

     Gross profit margins from Network Solutions Division product sales were 62% in 1996, compared to 64% in 1997 and 63% in 1998. The 1997 decrease in lower margin sales to IBM resulted in a higher gross profit margin percentage from product sales in 1997 compared to 1996. The slight decrease in percentage gross margin from Network Solutions Division product sales in 1998 compared to 1997 was due to an increase in UltraNet(R) product sales that have a slightly lower gross margin during the product introduction period than our traditional Channelink(R) products.

     Gross profit margins from Network Solutions Division service revenues in 1996, 1997 and 1998 were 30%, 36% and 37%, respectively. The improvement in gross profit margins in 1997 and 1998 is attributable to economies of scale resulting from the steadily increasing base of customers contracting for services and new incremental revenue from professional services, which offers a higher gross margin than our traditional service business.

     Gross profit margins from Enterprise Integration Solutions Division product sales were 81% in 1996 compared to 83% in 1997 and 1998. The increase can be attributed to the increased sales of higher-margin software products accounting for a larger percentage of total Enterprise Integration Solutions Division product revenue.

     Gross profit margins from Enterprise Integration Solutions Division service revenues were a negative 20% in 1996 and improved to 24% and 39% in 1997 and 1998, respectively. The improvement in gross profit margins from Enterprise Integration Solutions Division service revenues in both 1997 and 1998 can be attributed to economies of scale generated by the October 1997 acquisition of the Internet Solutions Division of Apertus.

Operating Expenses

Three Months Ended March 31, 1998 and 1999

     Sales and marketing expense related to our Network Solutions Division increased by $753,000 or 10% in the first quarter of 1999 compared to the first quarter of 1998 due to the additional expense associated with the 17% increase in revenue from the sale of Network Solutions Division products.

     Engineering and development expenses primarily relate to costs associated with development of new products and enhancements to existing products. Engineering and development expenses related to our Network Solutions Division increased by $1.0 million, or 32%, compared to the first quarter of 1998. This increase was primarily due to continued development of our UltraNet(R) family of products that provide customers with additional applications to satisfy their growing need for SAN capabilities.

     Operating expenses, including sales and marketing and engineering and development, for our Enterprise Integration Solutions Division decreased by $1.8 million, or 28%, in the first quarter of 1999 compared to the first quarter of 1998 due to the completion of our initiatives in 1998 to reduce head count and expense associated with this division.

     We anticipate investing approximately 15% of total revenue on engineering and development in 1999, which includes investments in current and future products. We believe a sustained high level of investment in engineering and development is essential to customer satisfaction and future revenue. During 1999, we intend to continue to invest in our UltraNet(R) product line, particularly in the areas of open systems and fibre channel to further enhance our SAN offerings. We also intend to complete development of the process dynamics technology acquired as in-process research and development from IntelliFrame in December 1998.

     General and administrative expense increased by $321,000, or 23%, in the first quarter of 1999 compared to the first quarter of 1998. The increase is primarily attributable to the additional expense associated with the higher level of revenue in the first quarter of 1999.

     The operating margin as a percentage of total revenue for our Network Solutions Division in the first quarter of 1999 was equal to 9.5%, compared to 11.8% in the first quarter of 1998. Operating margin for our Enterprise Integration Solutions Division improved to 8.9% of total revenue in the first quarter of 1999 compared to a negative 33.4% in the first quarter of 1998.

Years Ended December 31, 1996, 1997 and 1998

     Sales and marketing expenses increased by $3.0 million, or 13%, in 1997 as compared to 1996 due to the marketing expense associated with the launch of our SAN strategy and UltraNet(R) family of products in 1997 and investments we made in our sales and marketing organization to identify new market opportunities for our products. Sales and marketing expense related to our Network Solutions Division increased by $4.1 million, or 15%, in 1998 as compared to 1997 due to the additional expense associated with the 34% increase in Network Solutions Division product revenue.

     Engineering and development expense related to our Network Solutions Division increased in 1997 and 1998 by $2.2 million, or 22%, and $1.6 million, or 13%, respectively, compared to the prior year due to continued development of our UltraNet(R) family of products that provide customers with additional applications to satisfy their growing need for SAN capabilities. Revenues related to shipments of UltraNet(R) products increased 222% to $17.7 million in 1998 from $5.5 million in 1997.

     Sales and marketing expenses related to our Enterprise Integration Solutions Division declined by $1.5 million in 1997 compared to 1996 due to the reassignment of certain sales personnel to the Network Solutions Division. Sales and marketing expense related to our Enterprise Integration Solutions Division increased by $5.7 million in 1998 due to the October 1997 acquisition of the Internet Solutions Division of Apertus.

     Engineering and development expenses related to our Enterprise Integration Solutions Division in 1996, 1997 and 1998 were $3.9 million, $5.6 million and $7.0 million, respectively. The increases in 1997 and 1998 can be attributed to continued development of new products and the acquisition of the Internet Solutions Division of Apertus in the fourth quarter of 1997. In 1998, we also completed development of the Enterprise/Connect(TM) product acquired as in-process research and development in connection with this acquisition.

     General and administrative expense decreased by $193,000, or 4%, in 1997 as compared to 1996 due to incremental costs incurred in 1996 for employee severance and costs incurred in 1996 associated with a management reorganization that occurred at the end of 1995. General and administrative expense increased by $1.3 million, or 26%, in 1998 as compared to 1997. This increase is primarily attributable to the additional expense associated with the higher level of revenue and acquisition of the Internet Solutions Division of Apertus in October 1997.

     Excluding special charges, our operating expenses in 1996, 1997 and 1998 were equal to 53%, 58% and 53% of total revenue, respectively. The deterioration in operating expense as a percentage of total revenue in 1997 compared to 1996 is attributable to the added expense associated with the development and launch of our UltraNet(R) product line and our SAN strategy. The improvement in operating expenses as a percentage of total revenue in 1998 compared to 1997 is attributable to a decrease in personnel and other cost control initiatives combined with the increase in total revenue.

Special Charges

     During 1996, we recorded a $2.7 million pre-tax charge for the write-down of purchased technology due to changing market conditions and evolving customer requirements for server gateways and tools.

     During the fourth quarter of 1997, we recorded pre-tax charges of $2.8 million for in-process research and development associated with the acquisition of the Internet Solutions Division of Apertus and $2.2 million for severance, facility closures and infrastructure integration subsequent to the acquisition, to integrate the businesses.

     During the fourth quarter of 1998, we recorded a $927,000 charge for in-process research and development associated with the acquisition of IntelliFrame. This charge was not deductible for tax purposes.

Other

Three Months Ended March 31, 1998 and 1999

     Other income increased to $626,000 in the first quarter of 1999 from $69,000 in the first quarter of 1998 due to recognition of a $667,000 payment received in connection with the sale of our vision product line. We presently anticipate, but cannot assure, that two additional payments of $667,000 each will be received and recognized as other income in March 2000 and March 2001, respectively.

     We recorded a provision for income taxes in the first quarter of 1999 at an effective income tax rate of 34%, compared to 38% in the first quarter of 1998. Fluctuations in our effective income tax rate are primarily due to the amount of non-deductible foreign losses and fluctuations in the level of benefit from our foreign sales corporation.

Years Ended December 31, 1996, 1997 and 1998

     Interest income decreased in 1997 and 1998 by $306,000 and $1.2 million from the prior year, due to lower available balances of cash and marketable securities resulting from our common stock repurchase program and acquisition of the Internet Solutions Division of Apertus.

     We recorded a provision for income taxes in 1996, 1997 and 1998 at an effective rate of 33%, 41% and 38%, respectively. Excluding the nondeductible charge in 1998 for purchased in-process research and development associated with the acquisition of IntelliFrame, our effective tax rate for 1998 would have been 34%. Fluctuations in our effective income tax rate for 1997 and 1998 are primarily due to the large special charges recorded each year, the amount of nondeductible foreign losses and fluctuations in the level of benefit from our foreign sales corporation. We recorded a net deferred tax asset at December 31, 1998 of $5.7 million. Based on an assessment of our taxable earnings history and prospective future taxable income, we have determined it to be more likely than not that our net deferred tax asset will be realized in future periods. We may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

Liquidity and Capital Resources

     We have historically financed our operations through the private and public sale of equity securities, bank borrowings under lines of credit, capital and operating leases and cash generated by operations.

     Cash, cash equivalents and marketable securities as of March 31, 1999 totaled $15.0 million, an increase of $2.6 million since December 31, 1998. Operations and proceeds from the exercise of stock options provided cash in the first quarter of 1999 of $3.2 million and $2.7 million, respectively. Uses of cash in the first quarter of 1999 included the purchase of property and equipment and spare parts totaling $2.3 million. We also made a $1.0 million installment payment in the first quarter of 1999 relating to our 1998 purchase of IntelliFrame.

     Cash, cash equivalents and marketable securities as of December 31, 1998 totaled $12.4 million, an increase of $1.5 million in 1998. Operations provided $10.9 million of cash in 1998. Our operating profitability improved in 1998 and accounts receivable days sales outstanding were reduced from 95 days at the end of 1997 to 77 days at the end of 1998. Inventory levels increased by $6.9 million in 1998 due to higher sales levels and additional requirements for test products and evaluations. Accrued liabilities increased by $2.4 million in 1998 due to higher year-end bonuses and commissions resulting from our increased revenue and profitability in 1998. Proceeds from the exercise of stock options and shares issued under the employee stock purchase plan contributed $1.6 million of cash in 1998. Uses of cash in 1998 included the purchase of property and equipment, spare parts and technology assets totaling $9.3 million and common stock repurchases of $1.8 million.

     Expenditures for capital equipment and spare parts have been, and will likely continue to be, a significant capital requirement. We have leased a new building, presently under construction, for our principal business operations with occupancy scheduled for the 1999 fourth quarter. We believe that our current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flows from operations, and net proceeds from this offering will be adequate to fund our operating plans and meet our currently anticipated aggregate capital requirements, at least through the next 12 months.

     We believe that inflation has not had a material impact on our operations or liquidity to date.

Year 2000

     We are aware of the issues relating to the year 2000 and continue to assess the impact that year 2000 issues will have on our business. We have also initiated corrective action with respect to the year 2000 issues uncovered during our assessment. The following information outlines the current status of our plans regarding year 2000 issues.

Our State of Readiness

     We have established a cross functional team that has been charged with assessing our year 2000 readiness and identifying year 2000 related issues that could impact our business. The activities include a review of all year 2000 issues relating to our internal business systems, products and third party suppliers and vendors.

     We have assessed our internal information systems to determine if they will meet our needs into and beyond the year 2000. Based on this assessment, we determined that one of our primary internal business systems was not year 2000 compliant. We spent approximately $2.3 million on new hardware, software and services in 1998 to acquire and implement a new year 2000 compliant business system that was installed and became operational in January 1999. Our old non-compliant business system was fully depreciated by the end of 1998. We are continuing to test and assess our internal information and business systems to ensure year 2000 compliance.

     The primary purpose of our products is to carry data between systems. We define year 2000 readiness for our products to mean that, as a result of date transition relating to the year 2000, our products will not fail in their task of transmitting data or corrupt the data stream that they carry. To date, based on our activities to assess the year 2000 readiness of our products, we have determined that certain third party software imbedded in our products is not year 2000 compliant. We are currently implementing a program that is expected to correct the deficiency by July 1, 1999. A secondary issue relates to the cosmetic appearance of displays and status reports produced by our products. Our products utilize dates for logging alerts, messages, and displays and reporting network traffic. These functions are ancillary to the products' primary operation of data transmission, and therefore are excluded from our definition of year 2000 readiness. We are committed to making displays and reports from our products clear and accurate. We tested our products for cosmetic appearance at the same time we tested our products for year 2000 readiness. The dates presented in certain versions of our software products are shown as two digits or contain other report anomalies. The appearance related anomalies have been or will be corrected in subsequent versions of our products that are scheduled to ship prior to January 1, 2000.

     We are also conducting an assessment of our key vendors and suppliers to ensure that no interruption of material, service or product functionality occurs due to year 2000 date transitions. Our assessment is ongoing and a completion date has not been identified. However, we believe that alternate vendors could be utilized to replace the products and services that are currently provided by our key suppliers and vendors.

     To date, the cost of the new business system and the allocation of employee resources have been the only costs incurred by us to address year 2000 readiness. Based on the assessment activities completed to date, we do not believe that we will incur significant extra expense relating to year 2000 issues.

Year 2000 Related Risks

     A worst case scenario relative to the year 2000 issue would be the discovery of additional Year 2000 deficiencies in our products that require significant extra time and expense to correct. In addition, sales could be materially impacted in 1999 if customers were to stop, or significantly reduce, procurement of new equipment for their data centers and networks until after the start of the year 2000. A critical year 2000 deficiency by a key supplier, coupled with a failure to locate a suitable alternative source of supply, could also have a material impact on our business. See "Risk Factors -- Our failure and the failure of our supplies and strategic partners and customers to be year 2000 compliant could harm our business."

Contingency Plans

     We believe that we are addressing all known year 2000 related risks. While we do not believe that developing a remediation plan for the worst case year 2000 risks noted above is practicable, we are attempting to mitigate further risk by continuing to test and assess our products and the products and services of our key suppliers and vendors for year 2000 readiness. We continually work to identify suitable alternative sources of supply for key products and services to mitigate the risks relative to the year 2000 and other business interruption issues. We intend to address any additional year 2000 related risks as they become known.

Additional Inventory Purchases

     One of our suppliers may not be year 2000 compliant. As a result, we are purchasing additional inventory of approximately $500,000 from that supplier in advance of the year 2000. We believe this additional inventory allows us to continue to operate without any disruption or delay caused by this supplier's potential failure to be year 2000 compliant. We anticipate that this additional inventory will be consumed in the ordinary course of business during 2000.

New European Currency

     On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and the euro, a new European currency, and adopted the euro as their common legal currency. Either the euro or a participating country's present currency will be accepted as legal tender from January 1, 1999 to January 1, 2002, from which date forward only the euro will be accepted. We have a significant number of customers located in European Union countries participating in this conversion. The conversion may have competitive implications for our pricing and marketing strategies, which could be material in nature; however, any such impact is not known at this time. Our new business system implemented as of January 1999 is capable of handling the new euro currency. There is no assurance, however, that all problems related to the conversion will be foreseen and corrected, or that no material disruptions of our business will occur.

Market Risk

     We have no derivitive financial instruments in our cash and cash equivalents. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and investments in commercial paper. We anticipate investing our net proceeds from this offering in similar investment grade, interest-bearing securities pending their use as described in this prospectus.

     We are exposed to certain market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of our foreign subsidiaries, are denominated in foreign currencies, primarily French francs and British pounds sterling. We have not invested in any derivitive financial instruments to manage this risk.

New Accounting Pronouncements

     Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective for us on January 1, 2001, establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. Currently, we do not anticipate that SFAS No. 133 will have a material impact on our financial position or results of operations.

                                   BUSINESS

Overview

     We design, manufacture, market and support a wide range of computer hardware and software products for business-critical storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions--the Network Solutions Division and the Enterprise Integration Solutions Division. Our Network Solutions Division sells storage area networking, or SAN, products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells enterprise application integration, or EAI, software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services.

     Our Network Solutions Division is a leading provider of hardware and software products that provide solutions for networked storage environments. Specifically, we provide solutions that enable our customers to build and manage SANs. Customers can create SANs within both LANs and exclusively through our proprietary technology within WANs. We believe SANs will proliferate as a result of fibre channel, a new technology which dramatically improves limitations on I/O and the connectivity of additional devices to SANs. We believe fibre channel will enable businesses to efficiently consolidate, cluster and share data from multiple storage devices on a highly fault-tolerant SAN. Our Network Solutions Division products provide this interconnectivity between SANs and existing networks.

     Our SAN solutions work in both closed mainframe environments and open systems environments. Our SAN products enable companies to cost effectively manage their increasing storage requirements, flexibly add to and reconfigure their existing SANs, provide faster access to greater amounts of data and protect their data more efficiently. We believe our SAN products uniquely offer the following advantages over currently available alternatives:

     . The ability to connect various applications and heterogenous environments using different protocols and standards, including ESCON, T1, SCSI, bus and tag, fibre channel and TCP/IP. Protocols are a set of rules for communicating between computers.

     . The ability to create SAN/WAN configurations which allow high speed data transfer over long distances. The SAN/WAN configurations enable remote disk mirroring, which is the real-time, or immediate, back-up of data to remotely located disks and remote tape vaulting, which is the back-up of data to a remote tape drive. WANs include various telephone transmission speeds, media and protocols.

     . The flexibility to easily link additional storage devices into an existing SAN.

     . The ability to connect and link devices in a SAN transparently, meaning with little or no alteration of other vendors' hardware or software products.

We market our SAN products directly and through partnerships with leading storage industry companies, including Brocade, Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn.

     Our Enterprise Integration Solutions Division develops, markets and supports software products that enable desktop computer and terminal users to access legacy data. Our EAI solutions help organizations integrate legacy access with powerful new business applications that improve customer productivity and customer satisfaction. We produce software that allows the integration to be automated without burdensome, line-by-line recoding and retesting of existing applications. Our EAI solutions preserve our customers' investment in their computer systems, allow enterprise-wide real-time access to data, are flexible and highly scalable. This also speeds newer application to market.

     Terminal users often operate with different networking protocols, such as TCP/IP and SNA, to communicate with one another. TCP/IP is used on open systems and SNA is typically used by IBM mainframes. Enterprise Integration Solutions Division's products permit interconnectivity among computers using these differing protocols.

     Typical uses for our products include e-commerce and CRM. We market our EAI products in conjunction with leading industry partners, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel Systems.

     We also employ a dedicated professional services and support group that actively assists customers in the installation, maintenance and management of our solutions. This group is comprised of approximately 150 professionals and provides service 24 hours a day, seven days a week, around the globe.

[Graphic: Illustrative diagram explaining how the Networking Solutions Division's products and Enterprise Integration Solution Division's products fit in a standard information system architecture. The upper third of the diagram has a two way arrow to both ends of the page. The text "EISD, representing the Enterprise Integration Solutions Division", is placed in the middle of the arrow. The left half of the arrow points toward the text "Enterprise Application Integration". The right half of the arrow points toward the text "Access and Presentation--Information Access Application Integration, Graphical User Interface Reengineer, Customer Relationship and e-commerce".

The bottom third of the diagram includes two ovals. The left oval contains the text "Local Enterprise SAN". The left oval is connected with the right oval with the text "NSD, for Networking Solutions Division". The right oval contains the text "Remote Enterprise SAN".

Adjacent to the left oval is the text "Storage Area Network". Adjacent to the right oval is the text "Data Logistics for IT Central Operations, Information movement, Backup/Restore, Information storage management, cluster support, Asset management control".

Overlaid on top of the arrow and ovals is a grid. The top horizontal access of the grid shows three desktop computers, the middle axis of a grid is a representation of an OS/390, UNIX and NT computer systems. The bottom third of the grid shows a representation of a mirrored disk drive, tape, tape library and disks.

Caption--CNT Solutions at a Glance]

Network Solutions Division

SAN Industry Background

Growth in Enterprise Data
-------------------------

     In recent years, the volume of data generated, processed and distributed in enterprise environments has grown significantly. This growth has been fueled by, among other things:

     .    the proliferation of open systems;

     .    a distribution, or decentralization, of data storage;

     .    increased use of data intensive enterprise applications;

     .    rapid increase of Internet usage, including e-commerce;

     .    on-line transaction processing;

     .    digital video and multimedia, or graphical, applications; and

     . sophisticated database gathering and retrieval techniques, known as data warehousing and data mining.

The overall decrease in the cost of storage has also contributed to this trend. In addition, continuous and seamless back-up of business-critical data is becoming vital as companies have learned to capture and mine increasing amounts of data. This increase of, and reliance upon, business-critical data has increased the demand for storage capacity. International Data Corporation estimates that disk storage accessed by users grew from approximately 10,000 terabytes, or ten thousand trillion characters, in 1994 to approximately 116,000 terabytes in 1998. This figure is estimated to reach approximately 1,400,000 terabytes in 2002, which reflects a compound growth rate of 86% per year. These increasing volumes of data are challenging businesses to implement systems that allow users to share, access and protect the information across the enterprise.

Limitations of Traditional Storage Solutions
--------------------------------------------

     The rapid escalation of the size and amount of data stored has presented organizations with significant data management challenges and increased storage related costs. As the volume of data stored and the numbers of users that require access to the data continue to increase, storage systems and servers are burdened by an increased number of input/output, or I/O, transactions they must perform. Traditionally companies have stored data using storage connection architecture based upon ethernet, small computer system interface, or SCSI, enterprise serial connection, or ESCON, or bus and tag standards. Ethernet, SCSI, ESCON and bus and tag are storage connection standards and protocols that govern connections to computer devices and the transfer of data among computers and peripherals, which are devices such as storage units and printers. However, this storage architecture has inherent speed, distance, capacity and performance constraints. For example, depending on the interface used:

     . bandwidth, or the data transmission rate, is generally fixed at 15, 40 or 80 megabytes per second;

     .    distance between devices is limited to 12 to 150 meters;

     .    connectivity is limited to 15 storage devices;

     . the lack of data management capability in SCSI devices places the burden for management tasks on servers, degrading network performance; and

     . if the server to which the data storage device is connected fails, the data cannot be accessed; and o LAN performance can be significantly degraded while the LAN is being used for storage back-up applications.

The constraints have significantly increased the complexity and cost of maintaining storage systems based on traditional architecture.

Benefits of Fibre Channel
-------------------------

     In response to the speed, distance, capacity and performance limitations of traditional storage architectures, the fibre channel interface was developed in the mid-1990s as an open standard technology specifically for high performance, data intensive environments. Fibre channel products offer over one gigabit per second of bandwidth and enable the inter-connectivity of millions of storage devices and servers. In addition, fibre channel offers the following benefits:

     .    distances up to 10 kilometers;

     . technology that serves as a single interface for both networking and I/O applications;

     . technology that supports a variety of traditional I/O and LAN protocols and interfaces, including SCSI and Internet Protocol, or IP, over high speed infrastructures; and

     . the ability to support simultaneous two-way communications, effectively doubling the bandwidth.

     The introduction of fibre channel means traditional storage architecture can be replaced by fibre channel SANs over a period of time. SANs utilize the principles of centralized network management found in LANs to create a distributed storage environment, meaning multiple storage devices can be connected to multiple servers. As a result, users experience the connectivity and access benefits of networking architectures for their storage needs.

[Illustrative diagram of the SAN topology. This diagram is comprised of three clouds, each of which is a hub with spokes running to various applications, i.e., UNIX servers, disk arrays, a tape library and an optical drive. The clouds represent the interconnect products that facilitate operation of the particular applications. One of the three clouds represents a SAN network, while the remaining two are LAN networks. The UNIX servers connect with the two LAN clouds, each of which has spokes which connect with two sets of desktops.


Caption:  Example of SAN Topology]

     However, the adoption of SANs and fibre channel do not provide complete solutions to customers managing large amounts of data in a distributed environment, where operating computers and storage devices are at different locations, often at great distances from one another. Specifically, solutions are required which address the following:

     . Distance--Customers require products which support transfers over unlimited distances. SCSI only supports a maximum connection distance of 12 meters, and fibre channel only supports a maximum connection distance of 10 kilometers. Transmission across third party phone lines is not supported by either SCSI or fibre channel.

     . Connectivity--Customers want their legacy and open systems to communicate with one another and share data. Legacy systems have interface channels using the ESCON, T1 or bus and tag protocols, and open systems use SCSI or LAN standards known as TCP/IP, or Transmission Control Protocol/Internet Protocol. Fibre channel switches cannot communicate with non-fibre channel switches, requiring further connectivity solutions.

     . Seamless storage solutions--Distance and connectivity issues prevent remote fault-tolerant and disaster-proof storage solutions and interconnectivity of LANs to WANs. As a result, users are required to manually handle and transport their storage back-up tapes to off-site locations, resulting in additional expenses and inefficient data recovery.

     Dataquest, an industry analyst group, reports that worldwide spending on SAN related solutions totaled approximately $250 million in 1998 and is expected to grow to an estimated $2.4 billion in 2002. We believe that vendors who provide solutions to overcome distance and connectivity limitations of fibre channel/LAN/WAN structures can expect to participate in this large and rapidly growing market.

Our Networking Solution

     We are a leading provider of SAN solutions and help organizations create storage networks that link local and remote data centers and manage data across dissimilar computing platforms for storage applications, data transfer and data sharing. We provide a bridge that allows SANs to be used in a WAN. Customers are able to implement our solutions without widespread changes to hardware or software products provided by other vendors.

[Illustrative diagram showing the interplay between wide area SANs, campus or local SANs. At the top of the diagram, but below the caption, is a list of the key applications for SAN/WAN integration, including: remote tape backup, remote disk mirroring, centralized storage management and disk migration. The diagram, from left to right, is divided into three vertical sections comprised of mainframe, servers and desktop systems. The mainframe is connected horizontally to the servers via a WAN, and the servers are connected horizontally to the desktop via a LAN. At the edges of each of the three systems are disks and tape libraries.

Caption:  CNT SAN/WAN Integration]

     We provide a high level of performance and reliability for mainframe and open systems, supporting key vendor environments such as EMC, IBM and Hitachi Data Systems. Our storage products address the limitations of traditional storage architecture, fibre channel and SANs in the following ways:

     . Distance--Our products enable organizations to create secure storage area networks without any distance limitations. Our products allow the transfer of data over unlimited distances, thereby freeing customers from the 12 meter connection limit imposed by SCSI and the 10 kilometer connection limit imposed by fibre channel.

     . Interoperability and Scalability--Our products also leverage leading technologies, such as fibre channel, and complement our customers' existing LAN/WAN infrastructures without burdensome hardware and software changes. Our products operate at the center of a SAN and establish a direct connection between storage elements and servers to manage and share data among servers and storage systems. Our products are protocol independent--they can connect devices which use SCSI, fibre channel, ESCON, bus and tag, T1 and TCP/IP protocols. Distributed storage can be consolidated from multiple servers to one storage device, which in turn can be accessed by a virtually unlimited number of servers.

     . Increased Systems Performance--Our technology supports rapid transfer of data, reducing I/O bottlenecks and enhancing overall system performance. For example, our FileSpeed(TM) products increase data transfer speeds from 1.5 million bits per second, the maximum allowed by TCP/IP and SNA, up to 169 million bits per second per channel, by using a parallel data movement technology. Additionally, network performance is typically degraded during back-up operations as all of the files must pass through a central server. We move back-up off of the LAN and onto the SAN, thereby freeing the server and increasing the performance of the network.

     Combining our solutions with fibre channel products results in further benefits. Fibre channel products have management capabilities designed to monitor and control storage and networking devices in a SAN environment. As a result, servers are no longer burdened with storage management tasks, again increasing performance. The ability to access data is also enhanced, since a server failure will not prevent access to data.

     Our SAN solutions are used for immediate, or real-time, back-up and recovery, and support a technology known as remote disk mirroring. Disk mirroring avoids the serious threat to businesses posed by the loss of data between data system back-ups by simultaneously creating up-to-the-minute images of business-critical data on multiple back-up storage disks. Our remote disk mirroring technology permits the back-ups to be transmitted to a geographically separated location, thereby reducing the risk of natural and site wide disasters. This technique also permits rapid recovery of data when needed, as it is not necessary to reload tapes.

     We also enhance disaster-proof operations in other ways. Traditional LAN-based storage management requires manual handling and transportation of storage to an off-site location. While this ensures a physically-separated copy of valuable corporate data, it requires additional time and expense for handling and transportation. In addition, finding the right tape in a timely manner can be difficult. By bridging the SAN over the WAN, back-ups can be instantly made to remote locations on disk media, including by disk mirroring, or on tape, known as electronic tape vaulting. The benefit is secure archiving and timely retrieval of the correct business-critical data.

     We support our SAN products by offering a comprehensive set of professional services. We help our customers design and install our products and our business partners' products. Our offerings include implementation planning and turn-key installation.

Network Solutions Strategy

     We intend to build upon our position as a leading provider of networking storage solutions. Key elements of this strategy are as follows:

Further SAN Leadership
----------------------

     We intend to further our leadership in the SAN market by continuing to provide products that extend SANs over WANs. We intend to build market share by continuing to focus on areas which make SANs more useful, such as connectivity, and by offering products like our current UltraNet(R), File Speed(TM) and Channelink(R) products, which provide solutions not offered by fibre channel alone. To achieve leadership, we intend to capitalize on the remote disk mirroring and remote tape vaulting capabilities of our products, and our expertise in transparently and reliably communicating over long distances and among vendor products using different protocols and standards.

Leverage Technological Leadership
---------------------------------

     We intend to leverage our technological capabilities by continuing to broaden our product and service offerings and by extending our SAN solutions into new markets. We intend to build on knowledge and expertise acquired through years of experience in the industry, beginning with our Channelink(R) product. We believe the recent introduction of our fibre channel products will permit us to offer comprehensive local campus, or single site, solutions, which, when combined with our other SAN/WAN products, will allow us to provide turn-key SAN solutions. We believe our further investments in research and development coupled with historical product development expertise will permit us to continue to provide customers with technology they need.

Target High Profile Strategic Partners in the SAN Market
--------------------------------------------------------

     We have established relationships with leaders in the SAN market, including storage vendors, storage management software providers and fibre channel switch manufacturers. Our strategic partners include companies such as Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn. We intend to strengthen our relationships with existing strategic partners and develop relationships with new strategic partners that offer complementary products and services. We believe that current and future strategic relationships will facilitate the integration of our products with our strategic partners, thereby increasing our market share and reducing the length of our sales cycle.

Focus on Comprehensive Solutions and Professional Services
----------------------------------------------------------

     Our professional services help customers evaluate, analyze, install, manage and grow data centers and storage networks. We believe this value-added professional service assists customers in installing and managing data centers and storage networks better than they could on their own. Our product implementation planning and turn-key installations not only bolster sales of our products but allow us to generate high margin revenues. In the future, we also intend to extend our comprehensive solutions by bundling our product and service offerings with telecommunications services.

Maintain Leadership in Channel Networking
-----------------------------------------

     We are focused on maintaining a leadership position in the channel networking market. We believe our channel networking product, Channelink(R), continues to provide superior functionality for communicating over distances not supported by SCSI, ESCON or bus and tag and our UltraNet(R) products provide the same functionality for SCSI, ESCON and fibre channel devices. We believe that our channel networking knowledge provides us with technical knowledge and visibility to succeed in the SAN market. We are the only vendor of channel networking products that installed a new platform compatible with our older platform of products. As a result we have a large customer base with Channelink(R) products installed. We have provided a road map for this customer base and intend to leverage this customer base when marketing our high margin SAN products.

Network Solutions Products

     Our SAN products include the UltraNet(R) family of storage products, our channel networking product known as Channelink(R) and our FileSpeed(TM) file transfer software product. We believe that information technology managers today are looking to maximize the value of their investment in servers, storage devices and WANs, ensure the ability to recover quickly from a large or small disaster and provide optimal data sharing among multiple locations and types of systems across their enterprise.

     UltraNet(R) Product Family:  The UltraNet(R) product family is used for
     --------------------------
the following applications:

     . Remote Disk Mirroring: The process creates a real-time simultaneous back-up of data at a distant location. Advantages include helping to protect the data from natural and man made disasters and rapid recovery of the data.

     . Remote Tape Vaulting: Data is backed up to tape and archived at a remote location. Advantages include helping to protect the data from natural and man made disasters and a low cost storage medium.

     . Data Sharing/Legacy Connections: Permits devices using different protocols and standards to communicate and share information.

     UltraNet(R) Storage Director: This product is a high performance switching
     ----------------------------
application that operates at the center of the SAN. It enables SANs to establish a direct connection between storage elements and servers and share data among diverse servers and storage systems. The switch provides connectivity among SCSI, ESCON, fibre channel and WANs. Two sizes are offered--with 6 or 12 expansion slots.

     UltraNet(R) Storage Gateway: This product provides much of the same
     ---------------------------
functionality and performance of the UltraNet(R) Storage Director at a lower entry price. The product is targeted at small remote disk mirroring applications. The product is expected to be generally available in the second half of 1999.

         UltraNet(R) Open Systems Director: This product is based on the same
         ---------------------------------
architecture as the UltraNet(R) Storage Director. It allows large numbers of SCSI and fibre channel technologies to be shared among open systems environments using UNIX and Windows NT operating systems.

         UltraNet(R) Fibre Channel Switch: This switch is available in 8 and 16
         --------------------------------
expansion slot models. The switch enhances our ability to provide open systems solutions for fibre channel only configurations as well as mixed environments. Mixed environments can include SCSI-attached server and storage systems that require access to fibre channel solutions. Brocade manufactures this switch and we resell it alone or with our SAN system solutions.

         FileSpeed(TM): The product consists of data moving software, when
         -------------
combined with our hardware, allows high speed data transport between computers. Current data transfer protocols, such as TCP/IP, used on open systems, and SNA, used on IBM systems, permit transfer at 1.5 million bits per second. FileSpeed(TM) boosts transfer up to 169 million bits per second per channel. The software uses parallel data movement technology with error correction protocols at both ends of the transfer. IBM resells this product under the name InfoSpeed. IBM also bundles it with ADSM to boost performance of that proprietary storage management and back-up software.

         Channelink(R): The product is our traditional channel networking
         -------------
product and it is certified for use with over 250 different devices. The product offers connectivity over unlimited distances, free of limitations imposed by SCSI, ESCON and bus and tag.
The product is used for the following applications:

         . SAN Applications: Remote disk mirroring and remote tape vaulting in older environments using bus and tag and T1 protocols.

         . Data Center Consolidation: The consolidation of data centers in different locations to one location; often useful after mergers or acquisitions.

         . Remote Printing/Imaging: High speed digital printing or imaging at remote locations.

         . Data Center Load Balancing: Operating two or more data centers from one site. The application is transparent to the systems and servers that are interconnected as well as to data users, meaning users do not know that the data is not located centrally.

[Graphic: Illustrative diagram showing pictures of our products. The lower right hand corner has a picture of the product. The upper right hand corner contains a drawing of the product labeled "UltraNet Storage Director" with the following bullet points:

         .   "minimize complexity of integrating legacy and open storage system"

         .   "enabling construction of highly scalable SANs"

         .   "provides turn-key, integrated SAN solutions"

Under the foregoing drawing, cascaded to the left, is a drawing of the product labeled "UltraNet Storage Gateway", with the following bullet points:

         .   "Legacy and open systems storage integration"

         . "Entry level storage director packaging with high performance and flexible connectivity"

Below the drawing, cascaded to the left, is a drawing of the product labeled UltraNet Storage Multiplexer with the following bullet points:

         .   "Multiple server access to storage device"

         .   "Open systems storage extension and storage bridge"

Below the drawing, cascaded to the left, is a drawing of the Channelink(R) networking product with the following bullet point:

         .   "Channel extension of over 250 S/390 devices"

Caption: CNT's Networking Solutions - SAN Product Family]

Network Solutions Business Partners

         Offering customers effective SAN solutions requires integrating diverse components, including disk and tape storage devices, storage management software, network management products and fibre channel products. The optimal package of goods and services allows a customer to reduce storage management costs by consolidating data centers and centralizing data management. We work with our business partners to provide customers with those benefits. Key SAN alliances include those with storage vendors, storage management software providers and manufacturers of fibre channel products. Our partners include SAN leaders such as Brocade, Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn. Benefits of our alliances include:

         . The working relationship provides us with visibility regarding market trends and technology requirements and allows us to contact customers earlier in the sales cycle and ascertain their needs.

          . Sales of storage systems for disk mirroring provides a ready market for our remote disk mirroring applications.

          . A platform to demonstrate our interoperability with various platforms and integrate heterogeneous components allowing us to gain preferred provider status with key vendors.

          . The resulting customer base provides us with strong reference accounts to further increase market penetration.

EMC
---

          We have established a strong relationship with EMC for remote disk mirroring applications. This existing relationship was recently enhanced by an agreement to provide an exclusive package of remote disk mirroring hardware, software and implementation service. We are offering an exclusive package of our hardware, software and implementation services to EMC's customers. Together with EMC, we offer complementary professional services and linked customer support organizations. We work with EMC to provide our mutual customers with timely, effective service. We also market our remote disk mirroring applications with other vendors, including IBM and Hitachi Data Systems.

IBM
---

          IBM is one of our oldest strategic partners. We provide IBM with our FileSpeed(TM) product, which it resells under the name InfoSpeed. We coordinate local market activities with IBM, provide mutual assistance and prepare combined proposals. We also partner with IBM to provide customers with disaster avoidance and recovery capability and remote disk mirroring applications. Our UltraNet(R) Fibre Channel Switch, which is manufactured by Brocade, became generally available on June 7, 1999. We believe the combination of our UltraNet(R) SAN solutions and UltraNet(R) family of fibre channel switches offers customers an attractive architecture for developing SAN solutions. The industry expects complete interoperability for fibre channel devices and we believe our solutions are a step in that direction.

Brocade
-------

          Our UltraNet(R) Fibre Channel Switch, which is manufactured by Brocade, became generally available on June 7, 1999. We believe the combination of our UltraNet(R) SAN solutions and UltraNet(R) family of fibre channel switches offers customers an attractive architecture for developing SAN solutions. The industry expects complete interoperability for fibre channel devices, and we believe our SAN solutions are a step in that direction.

Other Business Partners
-----------------------

          Our active alliances span other parts of the SAN market as well:

          . We jointly market our FileSpeed(TM) and UltraNet(R) Storage Gateway products with Compaq. We cooperate with Compaq to ensure integration between products.

          . We have certified StorageTek's tape drives with our UltraNet(R) product and work closely with them to ensure interoperability.

          . Legato has certified our UltraNet(R) products with its remote tape back-up software, and we jointly market our products with them.

          . Sutmyn has certified that our SAN technology is certified to interoperate with its Scimitar Virtual Tape Server.

          . We have certified SCH's REELbackup and REELrobot storage management software to work with our UltraNet(R) Open Systems Director and UltraNet(R) Fibre Channel Switch.

Enterprise Integration Solutions

EAI Industry Background

Need to Leverage Existing Systems
---------------------------------

         Organizations today have made considerable investments in their information technology infrastructure. The distributed processing infrastructure used by large organizations includes mainframes, open systems and Internet architectures. We believe most organizations wish to leverage their investment in existing technology by exploiting the advantages of each system. Historically, we have helped organizations achieve this goal through our server gateways and tools. Those tools give customers that use UNIX, an operating system used with open systems and PC desktop users, access to IBM mainframe and minicomputer environments.

[Graphic: Illustrative diagram showing the ability of our EAI products to provide users real-time access to business-critical data. The diagram consists of an illustration of a computer user accessing information on a real-time basis from various sources, such sources being listed vertically on the right of the diagram--multiple corporate divisions, insurance, trading, checking and credit card. Within the diagram, and under the user diagram, is the following text:
"Seeing the data I want in real-time and in context. . . in the most meaningful user format." Under the vertical listing of the various sources of information described above is the following text: "Data stored how the application wants it for performance and legacy applications."

Caption: Trend Driving EAI -- Universal Access]

         The goal of achieving application integration is not easy. Manually integrating multiple applications and then manually maintaining the resulting applications is prohibitively expensive for Information Technology, or IT, departments. It is also difficult and expensive to attract and retain skilled employees familiar with both mainframe and open systems environments, and time consuming to manually code the necessary programs.

Limitations of Middleware
-------------------------

         Some vendors have offered middleware products as a partial solution to solve time and expense problems relating to integrating legacy and open systems. Middleware software provides a connection between disparate applications, databases and transaction processing systems. Shortcomings of historical middleware product offerings include limitations on the ability to integrate with mainframe environments, inadequate system management tools and difficulty of use, as well as lack of transparency and scalability.

Development of EAI Products
---------------------------

         Vendors are developing EAI products to address the historical limitations of middleware. The applications offer decreased maintenance efforts, a reduced level of skill required to integrate applications and a central point to control distributed networks. EAI products also offer the value added promise of being able to put business knowledge and rules into an application network. As customers become familiar with EAI products, we believe they will not only use EAI to integrate old applications, but also to develop new ones as well.

         Dataquest estimates sales of EAI products will grow from approximately $250 million in 1998 to approximately $1.4 billion in 2002. Growth in industry sales is expected to be driven by:

         . Value of information--Increasingly businesses view information as a strategic asset. Users need real-time, or immediate, access to information to provide quality customer service and to make business decisions.

         . Mergers and acquisitions--The parties to the transaction must integrate data processing structures to realize the cost benefits from the merger and the revenue benefits of cross selling to customers.

         . Re-engineering--businesses must adapt to changing trends like e-commerce. EAI products permit rapid development of new systems.

Enterprise Integration Solution

Automated Application Integration
---------------------------------

         Our EAI solutions help organizations integrate legacy applications with powerful new business applications that improve customer productivity and customer satisfaction. We produce software that allows that integration to be automated, without burdensome, line-by-line recoding and retesting of existing applications. Our EAI solutions preserve our customers' investment in their computer systems, allow enterprise-wide real-time access to data, are flexible and highly scalable. This also speeds newer applications to market. In addition to integrating existing systems, our EAI solutions are particularly suited for developing new applications such as:

         . CRM Applications-- CRM facilitates integration of information collected in different areas of a company that affect customer relations. Call centers are primary CRM applications. Better service is delivered when customer service representatives have real-time, integrated access to each customer's information when they need it. The CRM applications can instantly pull together customer information from multiple databases, such as accounts receivable and recent purchases, when a call is received. The access to legacy data in a format familiar to the user enables the call center representative to provide a satisfying customer interaction, helping to attract and retain customers.

         . E-Commerce Applications--Customer data integrated from a variety of legacy environments can enhance a company's ability to interact with suppliers and partners, sell products, and provide customer service over the Internet. An example of an application is allowing customers to order and pay for products directly over the Internet. Our solutions filter legacy data, translate and format it so that it can be used with Sun Micosystem's NetDynamics and Lotus' Domino products and other Internet tools to build effective Internet-based sales and service applications in less time.

Business Process Automation
---------------------------

         In our December 1998 acquisition of IntelliFrame we purchased important new technology for our EAI products. The acquired technology, known as process dynamics, includes new tools that provide business logic, rules and process work flow management for improved development and deployment of large e-commerce and CRM applications. With process dynamics, our EAI solution will be able to do more than just display information to a call center representative--it will be able to suggest alternative courses of action. For instance, process dynamics can recommend to a call center representative at a diversified financial institution, whether a customer should use funds in an account to pay a credit card bill, or transfer funds to a more favorable interest bearing account. We anticipate distributing test versions of our EAI product incorporating process dynamics product during the second half of 1999. We plan to initially market process dynamics as part of our Enterprise/Access(TM) product and possibly subsequently as a stand-alone product.

Key Distribution Channels
-------------------------

         Our EAI products are marketed through a direct sales staff and through our business partner program. An alliance with Siebel provides a comprehensive solution to established call centers and for sales force applications. Alliances with Cap Gemini, Deloitte Consulting and PricewaterhouseCoopers firms provide a platform for the business partner to introduce our EAI products to customers by trained specialists.

Enterprise Integration Solutions Strategy

         We are focused on becoming a leading provider of EAI solutions to Fortune 1000 companies. Key aspects of our strategy include:

Increasing our Focus on CRM Applications/Expanding Our Customer Base
--------------------------------------------------------------------

         We intend to market our product to Fortune 1000 companies by focusing on CRM applications. We intend to achieve this by expanding our distribution channels. We intend to leverage relationships with key CRM product vendors, such as Siebel and systems integrators that advise on CRM installations, such as Cap Gemini, Deloitte Consulting and PricewaterhouseCoopers. Our business partner relationships are important steps in executing this strategy. We also intend to build relationships with other key business partners in this area to broaden our distribution channels.

Moving Process Dynamics Into the Marketplace
--------------------------------------------

         We anticipate that test versions of our process dynamics technology will be ready during the second half of 1999. We believe that this technology will help grow our customer base because comparable functions are not available in our competitors' products. We believe this technology will shift the focus of our EAI products from that of being useful tools for integrating older computer applications to products that enable the complete development of new applications.

Continuing to Support our EAI Products with Professional Services
-----------------------------------------------------------------

         We intend to continue to grow our professional services group which helps customers install, evaluate, analyze and maintain our EAI products. The benefit to us is satisfied customers with whom we are able to establish broad relationships and high margin revenues. We also gain an opportunity to observe our products in the user environment and therefore enhance our product offerings in the future.

Leverage Server Gateways and Tools Customer Base
------------------------------------------------

         We will continue to leverage our historical presence with server gateways and tools products. These products offer us a platform to demonstrate our systems integration capabilities. Our customers, who typically require large, multi-user installations, entrust their systems to us, allowing us to build considerable brand loyalty. We believe the same customers which install our server gateways and tools often need EAI products as well--and their past experience with us will be a powerful, positive force when evaluating products

Enterprise Integration Solutions Products

         Enterprise/Access(TM): This is our primary EAI product and is a
         ---------------------
development tool that permits legacy applications to be linked real-time with new business applications. The product will include process dynamics technology when our research and development is complete, which is anticipated to be in the second half of 1999. Real-time access to information stored on legacy computers enhances business decision making and preserves the investment made in existing systems. Enterprise/Access(TM) is a scalable solution that can be deployed on multiple, connected servers to support large networks. Key features of Enterprise/Access(TM) include:

         . no changes to our customers' existing legacy applications software environment;

         . a graphical user interface, which promotes rapid implementation;

         . three-tier architecture for mainframe, server and client workstation, which enhances scalability and transparency; and

         . centralized management to administer, monitor and troubleshoot large-scale deployments.

         Enterprise/Connect(TM): This server gateways and tools product uses
         ----------------------
TCP/IP to connect legacy to open systems. This product is also a powerful and easy to implement solution for connecting the mainframe to the Internet.
This product improves and simplifies mainframe access for users deployed across TCP/IP protocols by combining all the components necessary for efficient legacy data access into one comprehensive package. As a result, networks are more efficient and user productivity is increased--UNIX and browser-based Internet systems can now have access to corporate data on legacy systems without changing the software. This product is a complete suite of applications providing mainframe connectivity via standard Web browsers, which are the standard interface on Internet applications. The browsers, based on the new Java programming language, function as the universal window for access to mainframe terminal, file transfer and print services.

Enterprise Integration Solutions Business Partners

         Our business partner program couples us with vendors of complementary products and systems integration partners which provide us with valuable distribution channels. A systems integrator is a consultant who plans, installs and implements computer systems. Distribution channel partners are very important to the growth of the EAI product, as the Enterprise Integration Solutions Division has a limited sales staff.

Cap Gemini
----------

         Cap Gemini uses our Enterprise/Access(TM) product for developing corporate intranets and extranets that require access to mainframe systems. An intranet is an internal corporate network based on Internet technology. An extranet is similar to an intranet, but may be accessed by authorized persons outside of the business enterprise, such as customers and suppliers. Cap Gemini used the Enterprise/Access(TM) product to develop a working prototype for Telecom Italia allowing browser based access to legacy data in two weeks. The application is now in production.

Siebel Systems
--------------

         We believe Siebel is the world's leading supplier of CRM software. Siebel focuses on software for field sales, customer service, telesales, telemarketing, field service third-party resellers and Internet based e-commerce and self-service. Siebel references our Enterprise/Access(TM) product which integrates with Siebel's products, to give users easy, real-time access to customer information from back-office legacy applications, minicomputers and open systems.

Deloitte Consulting and PricewaterhouseCoopers
----------------------------------------------

         We believe Deloitte Consulting's and PricewaterhouseCoopers trained professionals will provide a knowledgeable base of consultants to recommend and implement our EAI products. We anticipate this will enhance sales and provide an additional distribution and implementation channel. Our Enterprise/Access(TM) software will be used for legacy application integration in Deloitte Consulting's and PricewaterhouseCoopers CRM practice, which also implements Siebel solutions.

Our Professional Services

Network Solutions

         We group our services into three areas to help customers' choose the level of assistance they want--implementation solutions, advanced solutions, or custom solutions.

         Implementation Solutions: We help customers implement our CNT
         ------------------------
networking products. We provide turn-key installation, configuration, verification, testing and performance evaluation using our networking products. This helps ensure timely, professional and efficient implementations, while reducing the demands on data center personnel.

         Advanced Solutions: We help customers implement our products and
         ------------------
complementary products sold by our business partners and others. We leverage our employees' skills and experience to develop our interoperability solutions lab. We provide implementation planning for network expansion or migration, including a comprehensive network audit, project management, test plan development and execution, on site support and network optimization using our networking products.

         Custom Solutions: We help customers with data management operations,
         ----------------
including disaster recovery and a system review to provide recommendations on improvements. We also provide customized network management software development, including automated recovery, statistical analysis subsystem, or SAS, reporting, year 2000 compliance testing and SAN integration services.

Enterprise Application Integration Solutions

     We have developed a number of professional services programs to help customers meet their business objectives on time and within budget:

     Proof of Concept: We provide prototype applications to help customers gain
     ----------------
confidence with the selected product in the context of their own system design.

     Project Mentoring: We offer ongoing consulting support throughout a
     -----------------
project's lifecycle, ensuring that customers have the support they need for a successful implementation.

     System Architecture and Design: We provide large-scale system design,
     ------------------------------
including transaction definition, process diagrams, and logic flows.

     Development and Deployment: We provide complex, business-critical
     --------------------------
application development as well as ongoing management of deployed applications.

     Adoption: We provide services such as architecture, design and code review
     --------
as well as implementation training.

Other Product Support

     Both divisions offer standard maintenance contracts. The contracts generally have a one-year term and provide for advance payment. Customers are offered a variety of contracts to choose from to suit their particular needs. For instance, current options allow a customer to choose support seven days a week, 24 hours per day, or 5 days per week, 11 hours a day. Other options offer the customer the choice to select air shipment or replacement parts, with the part being installed by the customer's staff, or on site support with spare parts and service being provided by a local parts distributor.

Our Customers

     Significant customers of our Network Solutions Division during 1998 were:

          Affiliated Computer Systems             Controlware
          BSC Nordic                              EDS
          Centron DPL                             IBM
          Chase Manhattan Bank                    Kanematsu Electronics
          CitiGroup                               National Westminster Bank
          Comdisco                                Sprint

     Significant customers of our Enterprise Integration Solutions Division during 1998 were:

          Aspect Telecommunications               IBM
          AT&T                                    ICL
          Bay Networks                            Intec
          BellSouth                               ILX Systems
          Cap Gemini                              Sun Microsystems
          GTE                                     Wal-Mart

Sales and Marketing

     We market the products of both our divisions in the United States through a direct sales force. We have established representative offices in Canada, the United Kingdom, France, Germany, Australia, Hong Kong and Japan, and we are also in the process of establishing representative offices in The Netherlands, Brazil and Mexico. We also market the products of both divisions in the United States and throughout the world through original equipment manufacturers, systems integrators and independent distributors.

     Each division maintains its own marketing staff and direct sales force. While the customer bases of the divisions overlap, the persons who evaluate and authorize product purchases at customer organizations are usually different. The Network Solutions Division currently employs approximately 165 persons in its marketing and sales organization, and the Enterprise Integration Solutions Division currently employs approximately 43 persons in its marketing and sales organization.

     The limited sales force of the Enterprise Integration Solutions Division does not currently allow a sales effort to fully exploit the potential of our EAI products. To address this limitation, the division is attempting to enter into key business partner relationships with organizations that can identify potential customers and install the products, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel.

     We derived approximately $29.0 million, $28.8 million and $45.2 million, or 30%, 29% and 34%, of our revenue from operations outside of the United States for the years ended December 31, 1996, 1997 and 1998, respectively. International operations are subject to various risks common to international business, including exposure to currency fluctuations, political and economic instability, the difficulty of administering business internationally and the need to comply with a wide variety of U.S. export and foreign import laws and regulations. Sales to IBM and its multiple divisions accounted for 18% of our total revenue in 1996. No single customer accounted for more than 10% of the our revenue in 1997 or 1998.

     We expect continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders will contribute to such fluctuations because of their relative impact on total quarterly sales. The level of product revenue reported in any given period will continue to be affected by the receipt and fulfillment of sizable new orders in both domestic and international markets.

Research and Development

     The markets in which we operate are characterized by rapidly changing technology, new standards and changing customer requirements. Our long term success in these markets depends upon our continuing ability to develop advanced network hardware and software technologies and EAI products. Each division maintains its own research and development staff.

     To meet the future demands of our customers, we expect to:

     . increase the compatibility of our products with the products made by others;

     . emphasize the flexible and modular architecture of our products to permit the introduction of new and improved products within existing systems;

     . continue to focus on providing sophisticated diagnostic support tools to help deliver high network availability and, in the event of failure, rapid return to service; and

     .    develop new products based on customer feedback and market trends.

     Research and development expenses were equal to 14% of our total revenue in 1996, compared to 18% and 16% of total revenue in 1997 and 1998, respectively. We intend to continue to apply a significant portion of resources to product enhancements and new product development for the foreseeable future. We cannot assure you that our research and development activities will be successful.

Manufacturing and Suppliers

     In-house manufacturing activities for our products primarily involve quality assurance testing of subassemblies and final system assembly, integration and quality assurance testing. We have been ISO 9002 certified since 1993. ISO 9002 is an international standard of quality for the manufacture and support services of high-electronic communications devices and computer networking systems.

     We manufacture our products based on forecasted orders. Forecasting orders is difficult as most shipments occur at the end of each quarter. Our customers generally place orders for immediate delivery, not in advance of need. Customers may generally cancel or reschedule orders without penalties. Accordingly, we believe that backlog is generally not meaningful for purposes of predicting our revenue for any fiscal period.

     Some of our products, including fibre channel switches and wave division multiplexers, which permit multiple images to be transferred over fibre optic lines for a short distance, are manufactured by OEMs for sale by us. We manufacture our other products from subassemblies, parts and components, such as integrated circuits, printed circuit boards, power supplies and metal parts, each manufactured by others. Some items manufactured by suppliers are made to our specific design criteria.

     We currently hold $1.5 million of inventory for parts that our vendors no longer manufacture. Products in which those parts are included accounted for approximately $55.0 million of sales in 1998. We expect that this inventory will be used in the ordinary course of our business over the next five years. Relevant parts will have to be redesigned after the inventory is used.

     We believe that we currently have adequate supply channels. Components and subassemblies used in our products and systems are generally available from a number of different suppliers. However, certain OEM products, such as fibre channel switches and wave division multiplexers, and key components in our other products are purchased from a limited number of sources. We do not anticipate any difficulty in obtaining an adequate supply of purchased OEM products and required components. An interruption in our existing supplier relationships or delays by some suppliers, however, could result in production delays and harm our results of operations.

Competition

     Our products are sold in markets where other market participants have significantly greater revenues and internationally known brand names. Many of those market participants do not currently sell products similar to ours. However, such market participants may do so in the future, and new products we develop may compete with products sold by well-known market participants. IBM and Cisco Systems currently compete with us in the server gateways and tools area. Neon Systems and TSI currently compete with our Enterprise/Access(TM) product. Other competitors in channel networking and SAN include storage system vendors and others including Ancor, Computerm, Crossroads, Data Switch, Gadzoox, McData, Network Systems, STK and Vixel.

     The markets in which we operate are characterized by rapidly changing technology and evolving industry standards, resulting in rapid product obsolescence and frequent product and feature introductions and improvements. We compete with several companies that have greater engineering and development resources, marketing resources, financial resources, manufacturing capability, customer support resources and name recognition. As a result, our competitors may have greater credibility with existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitive pressures may materially harm our business.

     The competitive environments of markets in which our SAN and EAI products are sold are not yet fully developed. Accordingly, we are not in a position to prepare long range plans in response to unknown competitive pressures. As these markets grow, we anticipate other companies will enter with competing products. In addition, customers and business partners could possibly develop and introduce competing products. We anticipate the markets will be highly competitive.

     The declining sales of channel networking and server gateways and tools products present unique competitive pressures. We anticipate pricing pressures may increase in these markets. Consolidation of competing vendors of these products could also have negative consequences.

     The principal competitive factors affecting our products include customer service, flexibility, price, performance, reliability, ease of use and functionality. In many situations, the potential customer has an installed base of a competitor's products, which can be difficult to dislodge. IBM, Microsoft and others can significantly influence customers and control technology in our markets.

Intellectual Property Rights

     We rely on a combination of trade secret, copyright, patent and trademark laws, nondisclosure agreements and technical measures to establish and protect our intellectual property rights. That protection may not preclude competitors from developing products with features similar to our products.

     We currently own three patents and have four patent applications in process in the United States. Our pending patent applications, however, may not be issued. We have not applied for patent protection in any foreign countries. Not all of our unique products are patented. Our issued patents may not adequately protect our technology from infringement or prevent others from claiming that our technology infringes that of third parties. Failure to protect our intellectual property could materially harm our business. We believe that patent and copyright protection are less significant to our competitive position because of the rapid pace of technological change in the markets in which our products are sold and because of the effectiveness and quality of our support services, the knowledge, experience and ability of our employees and the frequency of our enhancements.

     We are also dependent upon a patent license agreement to manufacture our Channelink(R) and UltraNet(R) products which use ESCON. This license expires on December 31, 1999. We believe the license can be renewed on terms that would not materially harm our operating results. If we are unable to renew this license, we may be prohibited from further use of the subject technology and our operating results and financial condition could be materially harmed.

     We have from time to time received, and may in the future receive, communications from third parties asserting that our products infringe on their patents. We believe that we possess or license all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of others. However, there can be no assurance that others will not claim a proprietary interest in all or a part of the technology we use or assert claims of infringement. Any such claim, regardless of its merits, could involve us in costly litigation and materially harm our business.

     The existence of a large number of patents in the markets in which our products are sold, the rapid rate of issuance of new patents and short product development cycles means it is not economically practical to determine in advance whether a product infringes patent rights of others. We believe that, based upon industry practice, any necessary license or rights under such patents may be obtained on terms that would not materially harm our consolidated financial position or results of operations. However, there can be no assurance in this regard.

Employees

     As of March 31, 1999, we had 617 full-time employees. On that date, 128 full-time employees provided services to both divisions and are members of our administrative and manufacturing departments. On that date, the Network Solutions Division had 371 employees and Enterprise Integration Solutions Division had 118 employees. We consider our ability to attract and retain qualified employees and to motivate such employees to be essential to our future success. Competition for highly skilled personnel is particularly intense in the computer and data communications industry, and no assurance may be given that we will continue to attract and retain qualified employees.

Legal Proceedings

     We are currently not a party to any legal proceedings that could materially harm our business.

Facilities and Properties

     Our principal administrative, manufacturing, engineering and development functions are located in leased facilities in the Minneapolis, Minnesota suburbs of Maple Grove and Plymouth. We have leased a new building, presently under construction in Plymouth, Minnesota, to consolidate our current facilities in Plymouth and Maple Grove for our principal administrative, manufacturing, engineering and development functions. We are scheduled to occupy the new building beginning in the fourth quarter of 1999. We also lease space in Westborough, Massachusetts, primarily for the development and support of software products for Enterprise Integration Solutions Division. We lease space in Atlanta, Georgia for development of the FileSpeed(TM) product. In addition, we lease office space in England, France, Germany, Australia, Hong Kong, Japan, The Netherlands, Brazil and Mexico. We also lease space for sales offices for our direct sales staff and systems consultants in a number of locations throughout the United States and Canada. We believe our facilities are adequate to meet our current needs.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

     Our directors, executive officers and key employees are as follows:

               Name                               Position Served                            Age
          ----------------         -----------------------------------------------           ---
          Thomas G. Hudson         Chairman, President and Chief Executive Officer           53

          Gregory T. Barnum        Vice President of Finance, Chief Financial Officer        44
                                        and Corporate Secretary

          Jeffrey A. Bertelsen     Corporate Controller and Treasurer                        37

          Richard E. Carlson       Vice President of Manufacturing                           61

          William C. Collette      Vice President of Engineering and Chief                   55
                                        Technology Officer

          Peter Dixon              Vice President of Worldwide Business                      49
                                        Development

          Nick V. Ganio            Vice President of Worldwide Sales                         40

          Martin G. Hahn           Vice President and General Manager-Enterprise             41
                                        Integration Solutions Division

          Mark R. Knittel          Vice President of Marketing                               44

          Kristine E. Ochu         Vice President of Human Resources                         37

          Patrick W. Gross         Director                                                  55

          Erwin A. Kelen           Director                                                  64

          Lawrence Perlman         Director                                                  61

          John A. Rollwagen        Director                                                  58

         Thomas G. Hudson has served as President and Chief Executive Officer since June 1996, as a director since August 1996 and Chairman since May 1999. From 1993 to June 1996, Mr. Hudson served as Senior Vice President of McGraw Hill Companies, a leading information services provider, serving as General Manager of its F.W. Dodge Division, and as Senior Vice President, Corporate Development. From 1968 to 1993, Mr. Hudson served in a number of management positions at IBM, most recently as Vice President Services Sector Division. Mr. Hudson's IBM career included varied product development, marketing and strategic responsibilities for IBM's financial services customers and extensive international and large systems experience. Mr. Hudson is a graduate of the University of Notre Dame and New York University. Mr. Hudson attended the Harvard Advanced Management Program in 1990.

         Gregory T. Barnum was appointed Vice President of Finance, Chief Financial Officer and Corporate Secretary in July 1997. From September 1992 to July 1997, Mr. Barnum served as Senior Vice President of Finance and Administration, Chief Financial Officer and Corporate Secretary at Tricord Systems, Inc., a manufacturer of enterprise servers. From May 1988 to September 1992, Mr. Barnum served as the Executive Vice President, Finance, Chief Financial Officer, Treasurer and Corporate Secretary for Cray Computer Corporation, a development stage company engaged in the design of supercomputers. Prior to that time, Mr. Barnum served in various accounting and financial management capacities for Cray Research, Inc., a manufacturer of supercomputers. Mr. Barnum is a graduate of the University of St. Thomas.

         Jeffrey A. Bertelsen was appointed Corporate Controller and Treasurer in December 1996. Mr. Bertelsen served as our Controller from March 1995 to December 1996. From 1985 to March 1995, Mr. Bertelsen was employed by KPMG Peat Marwick, a public accounting firm, most recently as a Senior Audit Manager. Mr. Bertelsen is a graduate of the University of Minnesota.

         Richard E. Carlson was appointed Vice President of Manufacturing in January 1992. Mr. Carlson served as Director of Manufacturing from August 1990 to January 1992. From 1981 to 1990, Mr. Carlson was employed by Zycad Corporation, a manufacturer of special purpose computers, and most recently served as Vice President of Product Development and Operations. Mr. Carlson holds a bachelor of science degree in mechanical engineering from the University of Minnesota.

         William C. Collette was appointed Vice President of Engineering in December 1995 and Chief Technology Officer in December 1998. Mr. Collette served as our Director of Future Software Development and as a Software Development Manager from June 1993 to December 1995. From 1990 to 1993, Mr. Collette was employed by SuperComputer Systems, Inc. as a Senior Software Engineer, where he worked with Steve Chen to design the networking for the SS1 Supercomputer. Mr. Collette holds a bachelors degree in business management from Metro State University.

         Peter Dixon was appointed Vice President of Worldwide Business Development in November 1998. Mr. Dixon served as our Vice President of Worldwide Distribution from March 1998 to November 1998, Vice President of International Sales from January 1990 to March 1998, Vice President of Strategic Account Marketing from January 1989 to January 1990 and as Director of Distribution Marketing and Sales from February 1988 to January 1989. From 1985 to 1988, Mr. Dixon served as an Account Manager with National Advanced Systems Canada, Inc. and its predecessor, Sand Technology Systems, Inc., companies involved in the marketing of mainframe peripherals.

         Nick V. Ganio was appointed Vice President of Worldwide Sales in November 1998 and served as our Vice President of Direct Sales Worldwide from April 1998 to November 1998. From September 1996 to February 1998, Mr. Ganio served as Vice President of Worldwide Sales and Marketing for Xyplex, Inc. From March 1987 to September 1996, Mr. Ganio held various high-level positions with Digital Equipment Corporation, including Vice President of Operations in Japan, Vice President and General Manager of the Americas Networks Product business and Vice President and Executive Assistant to the Office of President. Mr. Ganio held various sales positions with IBM from May 1981 to February 1987. Mr. Ganio holds a bachelors degree, magna cum laude from Bernard Baruch College.

         Martin G. Hahn was appointed Vice President and General Manager of our Enterprise Integration Solutions Division in October 1997. From June 1995 to October 1997, Mr. Hahn served as President of the Internet Solutions Division at Apertus Technologies Inc., prior to its acquisition by us. Mr. Hahn also held a variety of executive marketing and sales positions at Apertus from July 1987 to May 1995. Prior to that, Mr. Hahn served as Assistant Vice President of the Corporate Finance and Development Business

Unit at First Bank Systems. Mr. Hahn is a graduate of the University of Minnesota and University of Chicago Graduate School of Business.

         Mark R. Knittel was appointed Vice President of Marketing in May 1997. Mr. Knittel served as our Vice President of Architecture and Business Development from March 1997 to May 1997. From July 1977 to March 1997, Mr. Knittel was employed with IBM where he held several development executive positions for both hardware and software networking products, as well as multiple strategy positions. Most recently, Mr. Knittel held the position of Director of Campus Product Marketing within the Network Hardware Division of IBM. Mr. Knittel has a masters degree in philosophy from the University of Chicago.

         Kristine E. Ochu was appointed Vice President of Human Resources in March 1996 and served as our Director of Human Resources from May 1995 to March 1996. From January 1994 to May 1995, Ms. Ochu was employed by Data Systems and Management, a software development company, as Manager of Human Resources. From 1991 to 1994, Ms. Ochu was employed as a Director of Human Resources by DataCard, Inc., a diversified high technology manufacturing company. Ms. Ochu holds a bachelors degree in psychology and a masters degree in industrial relations from the University of Minnesota. Ms. Ochu attended the University of Michigan Advanced Human Resources Executive Program in 1996.

         Patrick W. Gross has been a director since July 1997. Mr. Gross founded American Management Systems, Inc. in 1970 where he serves as Chairman of the Executive Committee and Principal Executive Officer. American Management is a management consulting and systems integration firm applying information technology to business and management in both the public and private sectors. Between July 1968 and May 1970, Mr. Gross served on the staff of the U.S. Secretary of Defense in the Office of Systems Analysis. Mr. Gross is Chairman of Baker & Taylor Holdings, Inc., a private company, and serves as a director of Capital One Financial Corporation and Landmark Systems Corporation. Mr. Gross is a graduate of Rensselaer Polytechnic Institute, University of Michigan and Stanford University.

         Erwin A. Kelen has been a director since June 1988. Mr. Kelen is President of Kelen Ventures and a partner of Camir Investments, both private investment entities. Mr. Kelen is a private investor active in venture capital investments, investment management and helping small companies grow. From 1984 to 1990, Mr. Kelen was President and Chief Executive Officer of DataMyte Corporation, a wholly owned subsidiary of Allen Bradley Co. Mr. Kelen is also a director of Printronix, Inc., Insignia Systems, Inc., and CyberOptics Corporation. Mr. Kelen is a graduate of the Technical University of Budapest and the University of Minnesota Graduate School.

         Lawrence Perlman has been a director since June 1988. From January 1990 to November 1992, Mr. Perlman was President and Chief Executive Officer of Ceridian Corporation, formerly Control Data Corporation, and has been Chairman and Chief Executive Officer since November 1992. Ceridian Corporation is a leading information services and defense electronics company that serves the human resources, electronic media, transportation, gaming and government markets. Mr. Perlman also serves as a director of Ceridian Corporation, Valspar Corporation and Amdocs Ltd. and as Chairman and a director of Seagate Technology, Inc. Mr. Perlman is a graduate of Carleton College and Harvard Law School.

         John A. Rollwagen has been a director since June 1993 and served as Chairman of the Board from December 1995 to May 1999. Mr. Rollwagen is a private investor and venture partner with St. Paul Venture Capital, a venture capital firm. From January 1993 to May 1993, Mr. Rollwagen served as U.S. Department of Commerce Deputy Secretary-Designate. Beginning in 1975, Mr. Rollwagen served in executive capacities with Cray Research, Inc. Mr. Rollwagen served as Chairman and Chief Executive Officer of Cray from 1981 to January 1993. Mr. Rollwagen serves as a director of several private companies. Mr. Rollwagen is a graduate of The Massachusetts Institute of Technology and Harvard Graduate School of Business Administration.

                            PRINCIPAL SHAREHOLDERS

         The following table sets forth the beneficial ownership of our common stock as of June 9, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

         .    each person or entity known by us to own beneficially more than 5%
              of our common stock;
         .    each of our directors;
         .    each of our executive officers; and
         .    all directors and executive officers as a group.

         The beneficial ownership is calculated based on 23,292,877 shares of our common stock outstanding as of June 9, 1999 and 26,792,877 shares outstanding immediately following the offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table have sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by such person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of June 9, 1999 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual or entity, but not for the purpose of computing percentage ownership of any other person. The information set forth below excludes any shares purchased in the offering by the respective beneficial owner.

         Unless otherwise noted, the address for each entity and person listed below is 605 North Highway 169, Suite 800, Minneapolis, Minnesota 55441.

                                                                  Amount of
                                                                  Shares
                                                               Beneficially       Percent of Common Stock
Name of Beneficial Owner                                          Owned                Outstanding
-----------------------                                        ------------    --------------------------
                                                                                 Before          After
                                                                                Offering        Offering
                                                                               -----------    -----------
Dimensional Fund Advisors, Inc.
 1299 Ocean Avenue, 11th Floor
 Santa Monica, CA  90401................................          1,286,600        5.52%         4.80%
Erwin A. Kelen..........................................            519,577        2.21%         1.92%
Thomas G. Hudson........................................            495,163        2.09%         1.82%
John A. Rollwagen.......................................            320,000        1.36%         1.18%
Lawrence Perlman........................................            220,883          *             *
Patrick A. Gross........................................             79,179          *             *
Mark R. Knittel.........................................             40,956          *             *
Gregory T. Barnum.......................................             22,009          *             *
William C. Collette.....................................             19,737          *             *
Peter Dixon.............................................             13,311          *             *
Kristine E. Ochu........................................              8,341          *             *
Nick V. Ganio...........................................              5,956          *             *
Jeffrey A. Bertelsen....................................              2,375          *             *
Richard E. Carlson......................................                938          *             *
Martin G. Hahn..........................................                  0          *             *
All executive officers and directors as a group
 (14 persons)..........................................           1,748,425       7.11%         6.22%

---------------------
* Represents beneficial ownership of less than 1% of the outstanding common
   Stock.

         According to a Schedule 13F dated March 31, 1999, Dimensional Fund Advisors, Inc., a registered investment advisor, is deemed to have beneficial ownership of 1,286,600 shares of our common stock as of March 31, 1999, all of which are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors, Inc. serves as investment manager. Dimensional Fund Advisors disclaims beneficial ownership of all such shares.

         The beneficial ownership for Messrs. Kelen, Rollwagen, Perlman and Gross include 226,667, 290,000, 193,333 and 79,179 shares of common stock, respectively, issuable upon exercise of outstanding options.

         Mr. Hudson's beneficial ownership includes 877 shares held by Connecticut General Trust Company as trustee of our 401(k) Plan and 423,617 shares of common stock issuable upon exercise of outstanding options.

         Mr. Knittel's beneficial ownership includes 40,000 shares of common stock issuable upon the exercise of outstanding options.

         Mr. Barnum's beneficial ownership includes 18,750 shares of common stock issuable upon the exercise of outstanding options.

         Mr. Collette's beneficial ownership includes 7,157 shares held by Connecticut General Trust Company as trustee of our 401(k) Plan and 8,500 shares issuable upon the exercise of outstanding options.

         Mr. Dixon's beneficial ownership includes 8,145 shares of common stock issuable upon the exercise of outstanding options.

         Ms. Ochu's beneficial ownership includes 8,125 shares of common stock issuable upon the exercise of outstanding options.

         Mr. Bertelsen's beneficial ownership includes 2,375 shares of common stock issuable upon the exercise of outstanding options.

         Mr. Carlson's beneficial ownership includes 938 shares of common stock issuable upon the exercise of outstanding options.

         Includes 1,299,629 shares that may be acquired upon exercise of options. Includes only executive officers and directors as of June 9, 1999.

                                 UNDERWRITING

         The underwriters of the offering named below, for whom Bear, Stearns & Co. Inc., SG Cowen Securities Corporation, BancBoston Robertson Stephens Inc. and Morgan Keegan & Company, Inc. are acting as representatives, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, the form of which has been filed as an exhibit to the registration statement on Form S-3 of which this prospectus is a part, to purchase from us the aggregate number of shares of our common stock set forth opposite their respective names below:

                                                                                     Number of
         Underwriter                                                                   Shares
         -----------                                                                ------------
         Bear, Stearns & Co. Inc. ................................................
         SG Cowen Securities Corporation .........................................
         BancBoston Robertson Stephens Inc. ......................................
         Morgan Keegan & Company, Inc. ...........................................

                                                                                    --------------
              Total ..............................................................      3,500,000
                                                                                    ==============

         The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain legal matters by counsel and to various other conditions. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities. The nature of the underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

         If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy up to an additional 525,000 shares of our common stock to cover such sales from us. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in the same proportion as set forth in the table above.

         We and all of our directors and executive officers have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., which may be waived, we will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of our common stock (or securities convertible into, exercisable for or exchangeable for our common stock) of our company.

         The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                                 No Exercise          Full Exercise
                                                                              ------------------    ------------------
         Per share .......................................................
         Total ...........................................................

         Shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $_______ per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $______ per share from the public offering price. If all the shares are not sold at the offering price, the representative may change the offering price and the other selling terms.

         In connection with the offering, certain persons participating in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters also may impose a penalty bid. This penalty occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or covering short transactions.

         These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

         Certain persons participating in this offering may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and affecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.

         Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

         The representatives of the underwriters have advised us that Bear, Stearns & Co. Inc., and SG Cowen Securities Corporation each currently acts as a market maker for our common stock and currently intends to continue to act as a market maker following this offering. Since the average daily trading volume of our common stock exceeds $1 million and our public float exceeds $150 million, the provisions of Regulation M permit such underwriters to continue market making activities during the period of the offering. However, the underwriters are not obligated to do so and may discontinue any market making at any time.

         We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $375,000. We are responsible for all such expenses.

                         DESCRIPTION OF CAPITAL STOCK

         Upon consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. Following is a summary of the material provisions of our common stock, our preferred stock, our rights plan, the anti-takeover provisions of the Minnesota Business Corporation Act, our articles of incorporation and our bylaws.

Common Stock

         As of June 9, 1999, there were 23,292,877 shares of common stock outstanding held of record by approximately 1,000 shareholders of record. No shares of preferred stock are outstanding.

         Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to the following rights:

         . to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine;

         . one vote for each share held on all matters submitted to a vote of our shareholders; and

         . upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities and the liquidation or redemption of any preferred stock.


         Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the outstanding shares of stock with voting rights can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering, will be, upon payment therefor, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

         Our board of directors is authorized, without action by our shareholders, to designate and issue preferred stock in one or more series. The board of directors can designate the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.

         The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, have the effect of delaying, deferring or preventing a change in control. As further discussed in the section below, the issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

Shareholder Rights Plan

         Out of the 1,000,000 authorized shares of preferred stock, we have 35,000 shares of series A junior participating preferred stock reserved for issuance in connection with our shareholder rights plan set forth in our Rights Agreement, dated July 24, 1998, with ChaseMellon Shareholder Services, L.L.C. as rights agent.

         In July 1998, the board of directors adopted the shareholder rights plan and declared a dividend distribution of one preferred stock purchase right for each share of common stock to shareholders of record on August 10, 1998. Each share of common stock issued subsequent to such date, including the shares of common stock being offered pursuant to this prospectus, includes a corresponding preferred stock purchase right. Each preferred stock purchase right entitles the registered holder to purchase from us 1/1000th of a share of the series A preferred stock at a price of $50.00 per unit, subject to adjustment. The rights become exercisable upon the earlier of:

         . the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares; or

         . the close of business of the tenth day following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding common shares.

         Upon exercise and payment of the then current purchase price for the right, the right holder will have the right to receive common stock (or, in some circumstances, cash, property or other securities of ours) having a value equal to two times the purchase price. Upon the occurrence of certain other events, each right holder shall have the right to receive, upon exercise and payment of the then current purchase price, common stock of the other party to the transaction having a value equal to two times the purchase price.

         We are entitled to redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, payable in cash or shares of our common stock, at any time prior to the earlier of the expiration of the rights in July 2008 or ten days following the time that a party has acquired beneficial ownership of 20% or more of the shares of common stock then outstanding. Any of the provisions of the Rights Agreement governing the rights may be supplemented or amended by us in our sole and absolute discretion. Such supplements or amendments by us may be made without the approval of the rights holders.

         The existence of the shareholder rights plan as well as the ability of the board of directors to issue preferred stock and the anti-takeover provision of Minnesota law described below may serve to discourage an acquisition of us or stock purchases in furtherance of an acquisition.

Business Combinations and Control Share Acquisitions Under the Minnesota Business Corporation Act

         As a public corporation, we are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions could operate to deny shareholders the receipt of a premium on their stock and may also have a depressive effect on the market price of our stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of a corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

Articles of Incorporation and Bylaws

         Our articles of incorporation and bylaws could make our acquisition offer more difficult. We believe that the benefits of increased protection from unfriendly or unsolicited proposals to acquire or restructure us outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

         Our articles of incorporation authorize, without action by the shareholders, the board of directors to designate and issue preferred stock in one or more series. Our board of directors can also issue shares of a class or series to holders of shares of another class or series to effectuate share dividends, splits or conversions of our outstanding shares. In addition, our articles of incorporation grant the board of directors the authority to adopt, amend or repeal all or any of the bylaws, by a majority of its members present at a duly called meeting, subject to the power of the shareholders to change or repeal the bylaws. In addition, our bylaws provide that meetings of our shareholders may only be called by the board of directors, certain of our officers and shareholders holding not less than 3% of all outstanding voting shares.

         The provisions of the shareholder rights plan, our articles of incorporation, our bylaws and Minnesota law are intended to encourage potential acquirers to negotiate with us and to allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. Such provisions may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control, which may harm our stock price.

Transfer Agent

         The transfer agent for our common stock is Chase Mellon Shareholder Services, L.L.C., Overpecke Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone number (800) 288-9541.

                                 LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon by Leonard, Street and Deinard Professional Association, Minneapolis, Minnesota, counsel for CNT. Various legal matters in connection with the offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California.

                                    EXPERTS

         The consolidated balance sheets as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998 included in this prospectus have been included in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of various fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market System.

         The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC with this prospectus or subsequent to the date of this prospectus will automatically update and supersede this information. This prospectus does not include all the information in the registration statement and documents incorporated by reference. You should refer to the documents and to the exhibits to the registration statement for a more complete understanding of the matter involved. We hereby incorporate by reference the documents listed below and any future filings made with the SEC prior to the termination of the offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

         1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-13994).

         2. Our Proxy Statement dated April 1, 1999, filed in connection with our May 13, 1999 Annual Meeting of Shareholders.

         3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 0-13994).

         4. Our Current Report on Form 8-K, filed with the SEC on May 25, 1999 (File No. 0-13994).

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Sue Nelson, Investor Relations, Computer Network Technology Corporation, 605 North Highway 169, Suite 800, Minneapolis, Minnesota 55441, ph. (612) 696-6111, e-mail investor_relations@cnt.com.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.............................................................................  F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998,
     and March 31, 1999 (unaudited)......................................................................  F-3

Consolidated Statements of Operations for the years ended December 31, 1996,
     1997 and 1998, and the three months ended March 31, 1998 and 1999 (unaudited).......................  F-4

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the
     years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999 (unaudited)...........................................................  F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1996,
     1997 and 1998, and the three months ended March 31, 1998 and 1999 (unaudited).......................  F-7

Notes to Consolidated Financial Statements...............................................................  F-9

Independent Auditors' Report



The Board of Directors and Shareholders
Computer Network Technology Corporation:


We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 26, 1999

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                                  December 31,                            March 31,
                                                     ----------------------------------------
                                                         1997                      1998                      1999
                                                     -------------            ---------------            -------------
Assets                                                                                                   (unaudited)
Current assets:
    Cash and cash equivalents                      $        4,790           $         11,786           $       14,190
    Marketable securities                                   6,034                        576                      760
    Receivables, net                                       32,752                     30,225                   35,172
    Inventories                                            12,322                     19,241                   17,142
    Deferred tax asset                                      2,284                      3,138                    3,138
    Other current assets                                    1,377                      1,274                    2,035
                                                     -------------            ---------------            -------------
        Total current assets                               59,559                     66,240                   72,437
                                                     -------------            ---------------            -------------
Property and equipment, net                                14,501                     16,360                   16,228
Field support spares, net                                   3,589                      3,739                    3,885
Deferred tax asset                                          3,823                      2,517                    2,517
Goodwill and other intangibles, net                         3,530                      4,737                    4,507
Other assets                                                  485                        434                      403
                                                     -------------            ---------------            -------------
                                                   $       85,487           $         94,027           $       99,977
                                                     =============            ===============            =============
Liabilities and shareholders' equity
    Current liabilities:
    Accounts payable                               $        7,656           $          7,565           $        8,031
    Accrued liabilities                                    12,135                     14,527                   13,825
    Deferred revenue                                        9,207                      7,235                    9,228
    Current installments of obligations under
     capital lease                                            181                        326                      360
    Current installments of long-term debt                      -                      1,000                    1,000
                                                     -------------            ---------------            -------------
        Total current liabilities                          29,179                     30,653                   32,444
                                                     -------------            ---------------            -------------
Obligations under capital lease, less current
     installments                                             701                      1,816                    1,725
Long-term debt, less current installments                       -                      1,000                        -
                                                     -------------            ---------------            -------------
        Total liabilities                                  29,880                     33,469                   34,169
                                                     -------------            ---------------            -------------
Shareholders' equity:
   Undesignated Preferred stock,
     authorized 965 shares; none issued
     and outstanding........................                    -                          -                        -
   Series A Junior Participating Preferred
     Stock, authorized 35 shares, none issued
     and outstanding..........................                  -                          -                        -
    Common stock, $.01 par value; authorized
        100,000 shares, issued and outstanding
        22,195 at December 31, 1997,
        22,254 at December 31, 1998 and 22,782 at
        March 31, 1999........................                222                        223                      228
    Additional paid-in capital                             54,439                     54,921                   58,120
    Unearned compensation                                     (35)                      (355)                    (748)
    Retained earnings                                       1,412                      6,141                    8,838
    Accumulated other comprehensive income -
     foreign currency translation adjustment                 (431)                      (372)                    (630)
                                                     -------------            ---------------            -------------
        Total shareholders' equity                         55,607                     60,558                   65,808
                                                     -------------            ---------------            -------------
                                                   $       85,487           $         94,027           $       99,977
                                                     =============            ===============            =============

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                                             Three Months Ended
                                                           December 31                           March 31,
                                               -------------------------------------    ----------------------------
                                                  1996         1997          1998          1998            1999
                                               -----------   ----------    ---------    ------------   -------------
Revenue:                                                                                        (Unaudited)
  Product sales                             $      74,170  $    68,787   $   95,475   $      22,337  $       25,757
  Service fees                                     22,939       29,054       38,060           8,829          11,156
                                               -----------   ----------    ---------    ------------   -------------
      Total revenue                                97,109       97,841      133,535          31,166          36,913
                                               -----------   ----------    ---------    ------------   -------------
Cost of revenue:
  Cost of product sales                            25,843       22,472       30,935           6,854           8,612
  Cost of service fees                             17,269       19,219       23,893           5,678           6,487
                                               -----------   ----------    ---------    ------------   -------------
      Total cost of revenue                        43,112       41,691       54,828          12,532          15,099
                                               -----------   ----------    ---------    ------------   -------------
Gross profit                                       53,997       56,150       78,707          18,634          21,814
                                               -----------   ----------    ---------    ------------   -------------
Operating expenses:
  Sales and marketing                              32,192       33,717       43,492          11,130          10,700
  Engineering and development                      13,996       17,848       20,824           5,585           5,934
  General and administrative                        5,137        4,944        6,252           1,397           1,718
  Write-down of purchased technology                2,720            -            -               -               -
  Purchased in-process research and
    development                                         -        2,750          927               -               -
  Integration charges                                   -        2,184            -               -               -
                                               -----------   ----------    ---------    ------------   -------------
      Total operating expenses                     54,045       61,443       71,495          18,112          18,352
                                               -----------   ----------    ---------    ------------   -------------
Income (loss) from operations                         (48)      (5,293)       7,212             522           3,462
                                               -----------   ----------    ---------    ------------   -------------
Other income (expense):
  Interest income                                   1,859        1,553          393              87             101
  Interest expense                                    (46)         (57)         (79)            (39)            (46)
  Other, net                                          259          (96)         113              21             571
                                               -----------   ----------    ---------    ------------   -------------
    Other income, net                               2,072        1,400          427              69             626
                                               -----------   ----------    ---------    ------------   -------------
Income (loss) before income taxes                   2,024       (3,893)       7,639             591           4,088
Provision (benefit) for income taxes                  664       (1,579)       2,910             222           1,391
                                               -----------   ----------    ---------    ------------   -------------
Net income (loss)                           $       1,360  $    (2,314)  $    4,729   $         369  $        2,697
                                               ===========   ==========    =========    ============   =============
Basic:
-----
  Net income (loss) per share               $         .06  $      (.10)  $      .21   $         .02  $          .12
                                               ===========   ==========    =========    ============   =============
  Shares                                           23,241       22,702       22,095          22,106          22,481
                                               ===========   ==========    =========    ============   =============
Diluted:
-------
  Net income (loss) per share               $         .06  $      (.10)  $      .21   $         .02  $          .11
                                               ===========   ==========    =========    ============   =============
  Shares                                           23,557       22,702       22,572          22,243          25,203
                                               ===========   ==========    =========    ============   =============

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                (in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                               Common Stock
                                                               ------------
                                                                                       Additional
                                                                                        Paid - in       Unearned        Retained
                                                          Shares         Amount          Capital     Compensation       Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                  22,929   $       230      $    58,151    $         -     $       2,366
----------------------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan and exercise of stock
     options and warrants, net of 22 shares redeemed           479             4            1,929              -                 -
Tax benefits from employee stock transactions                    -             -              292              -                 -
Comprehensive income:
     Net income                                                  -             -                -              -             1,360
     Translation adjustment, net of tax effect
       of $0                                                     -             -                -              -                 -

Total comprehensive income                                       -             -                -              -                 -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                  23,408   $       234      $    60,372    $         -            $3,726
-----------------------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan, restricted stock plan and
     exercise of stock options                                 192             2              741            (42)                -
Repurchase of common stock                                  (1,405)          (14)          (6,674)             -                 -
Compensation expense                                             -             -                -              7                 -
Comprehensive loss:
     Net loss                                                    -             -                -              -            (2,314)
     Translation adjustment, net of tax effect of $0             -             -                -              -                 -

Total comprehensive loss                                         -             -                -              -                 -
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                  22,195   $       222      $    54,439    $       (35)    $       1,412
----------------------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan, restricted stock plan and
     exercise of stock options                                 454             5            2,041           (401)                -
Tax benefits from employee stock transactions                    -             -              195              -                 -
Repurchase of common stock                                    (395)           (4)          (1,754)             -                 -
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------

                                                     Accumulated Other
                                                       Comprehensive
                                                           Income          Total
-----------------------------------------------------------------------------------------
Balance, December 31, 1995                                        (240)  $      60,507
-----------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan and exercise of stock
     options and warrants, net of 22 shares redeemed                 -           1,933
Tax benefits from  employee stock transactions                       -             292
Comprehensive income:
     Net income                                                      -           1,360
     Translation adjustment, net of tax effect
       of $0                                                        69              69
                                                                         --------------
Total comprehensive income                                           -           1,429
---------------------------------------------------------------------------------------
Balance, December 31, 1996                                        (171)  $      64,161
---------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan, restricted stock plan and
     exercise of stock options                                       -             701
Repurchase of common stock                                           -          (6,688)
Compensation expense                                                 -               7
Comprehensive loss:
     Net loss                                                        -          (2,314)
     Translation adjustment, net of tax effect of $0              (260)           (260)
                                                                         --------------
Total comprehensive loss                                                        (2,574)
---------------------------------------------------------------------------------------
Balance, December 31, 1997                                        (431)  $      55,607
---------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan, restricted stock plan and
     exercise of stock options                                       -           1,645
Tax benefits from employee stock transactions                        -             195
Repurchase of common stock                                           -          (1,758)
---------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                               Common Stock
                                                               ------------
                                                                                       Additional
                                                                                        Paid - in       Unearned        Retained
                                                          Shares         Amount          Capital     Compensation       Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Compensation expense                                             -             -                -             81                 -
Comprehensive income:
     Net income                                                  -             -                -              -             4,729
     Translation adjustment, net of tax effect of $0             -             -                -              -                 -

Total comprehensive income                                       -             -                -              -                 -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                  22,254   $       223      $    54,921    $      (355)    $       6,141
-----------------------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan, restricted stock plan and
     exercise of stock options (unaudited)                     528             5            3,199           (462)                -
Compensation expense (unaudited)                                 -             -                -             69                 -
Comprehensive income (unaudited):
     Net income                                                  -             -                -              -             2,697
     Translation adjustment, net of tax effect
     of $0                                                       -             -                -              -                 -
Total comprehensive income                                       -             -                -              -                 -
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999 (unaudited)                         22,782   $       228      $    58,120    $      (748)    $       8,838
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------

                                                     Accumulated Other
                                                       Comprehensive
                                                           Income          Total
-----------------------------------------------------------------------------------------
Compensation expense                                                 -              81
Comprehensive income:
     Net income                                                      -           4,729
     Translation adjustment, net of tax effect of $0                59              59
                                                                         --------------
Total comprehensive income                                           -           4,788
---------------------------------------------------------------------------------------
Balance, December 31, 1998                           $            (372)  $      60,558
---------------------------------------------------------------------------------------
Shares issued pursuant to the employee stock
     purchase plan, restricted stock plan and
     exercise of stock options (unaudited)                           -           2,742
Compensation expense (unaudited)                                     -              69
Comprehensive income (unaudited):
     Net income                                                      -           2,697
     Translation adjustment, net of tax effect of $0
                                                                  (258)           (258)
                                                                         --------------
Total comprehensive income                                           -           2,439
---------------------------------------------------------------------------------------
Balance, March 31, 1999 (unaudited)                  $            (630)  $      65,808
---------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                    COMPUTER NETWORK TECHNOLOGY CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                               Three Months
                                                  Years Ended December 31,                    Ended March 31,
                                         -------------------------------------------   ------------------------------
                                           1996           1997             1998           1998              1999
                                         ----------    -----------      ------------   ------------      ------------
                                                                                                (Unaudited)
Operating Activities:
  Net income (loss)                    $     1,360   $     (2,314)    $       4,729  $         369     $       2,697
  Depreciation and amortization              7,960          7,384             8,856          2,089             2,509
  Tax benefits from employee stock
      transactions                             292              -               195              -                 -
  Compensation expense                           -              7                81             43                69
  Write-down of purchased technology         2,720              -                 -              -                 -
  Purchase of in-process research
    and development                              -          2,750               927              -                 -
  Change in deferred taxes                  (2,303)        (2,630)               82              -                 -

Changes in operating assets and liabilities:
  Receivables                                  356         (8,337)            2,585         (1,613)           (5,151)
  Inventories                                   83         (1,493)           (6,919)          (983)            2,099
  Other current assets                         655           (468)              115            (47)             (761)
  Accounts payable                           1,255          3,008              (137)         1,415               466
  Accrued liabilities                        1,653          1,871             2,381         (3,107)             (702)
  Deferred revenue                          (1,932)         2,025            (1,972)         2,361             1,993
                                         ----------    -----------      ------------   ------------     ------------
     Cash provided by operating
     activities                             12,099          1,803            10,923            527             3,219
                                         ----------    -----------      ------------   ------------      ------------

Investing Activities:
  Additions to property and equipment       (4,922)        (7,565)           (6,424)        (1,949)           (1,719)
  Additions to field support spares         (2,220)        (1,797)           (2,358)          (663)             (574)
  Additions to purchased technology              -         (1,550)             (538)          (151)                -
  Acquisition of business, net of
   cash provided                                 -        (11,412)              169              -                 -
  Proceeds from sale of vision
   product line                                  -          2,000                 -              -                 -
 Purchase of marketable securities         (50,671)       (12,190)          (18,054)             -              (184)
 Redemption of marketable securities        42,902         36,374            23,512          6,034                 -
  Other                                       (303)           434                51              5                31
                                         ----------    -----------      ------------   ------------      ------------
    Cash provided by (used in)
     investing activities                  (15,214)         4,294            (3,642)         3,276            (2,446)
                                         ----------    -----------      ------------   ------------      ------------

Financing Activities:
  Payments for repurchases of common
   stock                                         -         (6,688)           (1,758)          (550)                -
  Repayment of long-term debt                    -              -                 -              -            (1,000)
  Proceeds from issuance of common
   stock                                     1,933            701             1,645             13             2,742
  Repayments of obligations under
   capital leases                                -           (107)             (181)           (63)              (57)
                                         ----------    -----------      ------------   ------------      ------------
    Cash provided by (used in)
     financing activities                    1,933         (6,094)             (294)          (600)            1,685
                                         ----------    -----------      ------------   ------------      ------------
Effects of exchange rate changes                69            (60)                9             (5)              (54)
                                         ----------    -----------      ------------   ------------      ------------

Net increase (decrease) in cash and
  cash equivalents                          (1,113)           (57)            6,996          3,198             2,404

Cash and cash equivalents -
  beginning of period                        5,960          4,847             4,790          4,790            11,786
                                         ----------    -----------      ------------   ------------      ------------
Cash and cash equivalents - end of
  period                               $     4,847   $      4,790     $      11,786  $       7,988     $      14,190
                                         ==========    ===========      ============   ============      ============

See accompanying notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements
                       December 31, 1996, 1997, and 1998

(Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

(tabular amounts in thousands except per share data)

(1)  Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

Computer Network Technology Corporation is a leading worldwide provider of high-performance Storage Area Networking (SAN) solutions, Enterprise Application Integration (EAI) tools, and world class services.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Results for the interim period are not necessarily indicative of results for an entire year.

REVENUE RECOGNITION

Revenue from product sales is generally recognized by the Company upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with original equipment manufacturers (OEM) for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to their customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

CASH EQUIVALENTS

The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

If significant, unrealized gains and losses on available-for-sale securities are excluded from earnings and are reflected as a separate component of shareholders' equity. Unrealized gains and losses on trading securities are included in earnings.

INVENTORIES

Inventories are stated at the lower of cost (determined on a first in, first out basis) or market.

PROPERTY AND EQUIPMENT

Property and equipment owned by the Company is carried at cost and depreciated using the straight-line method over two to eight years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases. Expenditures for repairs and maintenance are charged to expense as incurred.

FIELD SUPPORT SPARES

Field support spares are carried at cost and depreciated using the straight-line method over three years.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to 20 years. Purchased technology and other identifiable intangible assets are carried at cost and amortized using the units of production or straight-line methods over periods ranging from three to seven years.

The Company assesses the potential impairment of its goodwill and other intangible assets based on anticipated cash flows from operations. No impairment charges were recorded in 1997 or 1998. The Company recorded an impairment charge in 1996 of $2,720,000 because it determined that certain purchased technology assets were impaired due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products.

ALLOWANCE FOR RETURNS AND CREDIT LOSSES

An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1997 and 1998 was $2,979,000 and $1,225,000, respectively.

ENGINEERING AND DEVELOPMENT

The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS No. 86). The Company has expensed all engineering and development costs to date, as costs which meet the capitalization criteria outlined in SFAS No. 86 have not been significant.

FOREIGN CURRENCY

The financial statements of the Company's international subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS No.
52). Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at year-end exchange rates, while equity accounts are translated at historical rates. Income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Foreign currency transaction gains and losses are included in determining net income (loss). The Company recorded foreign currency transaction losses in 1996 and 1997 of $99,000 and $45,000 respectively. The Company recorded a foreign currency transaction gain in 1998 of $110,000.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

STOCK COMPENSATION PLANS

The Company accounts for its stock based compensation awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed based on the weighted average number of common shares outstanding, while diluted net income (loss) per share is computed based on the weighted average number of common shares outstanding plus potential dilutive shares of common stock. Potential dilutive shares of common stock include stock options which have been granted to employees and directors and awards under the employee stock purchase plan.

COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) which established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of the Company's net income (loss) and foreign currency translation adjustment and is presented in the consolidated statements of shareholders' equity and comprehensive income. SFAS No. 130 only requires additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

SEGMENT INFORMATION

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) which requires a new basis for determining reportable business segments based on the management approach. SFAS No. 131 only requires additional disclosures in the consolidated financial statements, it does not affect the Company's financial position or results of operations. Disclosures required under SFAS No. 131 have been provided for all periods presented.

(2) Components of Selected Balance Sheet Accounts

                                                      December 31,               March 31,
                                                 ---------------------
                                                    1997       1998                1999
                                                 ---------   ---------           ---------
                                                                                 (unaudited)
Inventories:
  Components and subassemblies                   $   6,572   $   9,490           $   5,723
  Work in process                                    1,657       4,095               2,747
  Finished goods                                     4,093       5,656               8,672
                                                 ---------   ---------           ---------
                                                 $  12,322   $  19,241           $  17,142
                                                 =========   =========           =========

Property and equipment:
  Machinery and equipment                        $  17,882   $  22,944           $  22,920
  Office and data processing equipment              14,221      16,610              18,367
  Furniture and fixtures                             1,432       1,698               1,685
  Leasehold improvements                             2,096       2,293               2,282
                                                 ---------   ---------           ---------
                                                    35,631      43,545              45,254

Less accumulated depreciation and amortization      21,130      27,185              29,026
                                                 ---------   ---------           ---------
                                                 $  14,501   $  16,360           $  16,228
                                                 =========   =========           =========

Field support spares:
  Field support spares                           $  11,985   $  14,343           $  15,093
  Less accumulated depreciation                      8,396      10,604              11,208
                                                 ---------   ---------           ---------
                                                 $   3,589   $   3,739           $   3,885
                                                 =========   =========           =========

Goodwill and other intangibles:
  Purchased technology                           $   2,250   $   3,478           $   3,478
  Goodwill                                           1,085       1,515               1,515
  Identifiable intangibles                             600         867                 867
                                                 ---------   ---------           ---------
                                                     3,935       5,860               5,860

Less accumulated amortization                          405       1,123               1,353
                                                 ---------   ---------           ---------
                                                 $   3,530   $   4,737           $   4,507
                                                 =========   =========           =========
Accrued liabilities:
  Compensation                                   $   5,955   $   7,687           $   7,212
  Income taxes                                       1,950       3,725               4,038
  Integration                                        1,769         430                 430
  Other                                              2,461       2,685               2,145
                                                 ---------   ---------           ---------
                                                 $  12,135   $  14,527           $  13,825
                                                 =========   =========           =========

(3) Marketable Securities

At December 31, 1997, the Company's marketable securities consisted of investments in corporate debt and U.S. government and agency securities of $5,034,000 and $1,000,000, respectively. At December 31, 1998, the Company's marketable securities consist of a mutual fund investment that seeks to provide a return corresponding to the Standard & Poors 500 stock price index. The Company intends to use any gain or loss from this investment to directly offset the investment gain or loss owed to participants under the Company's executive deferred compensation plan. At December 31, 1998, the fair value of the investment was $576,000. The investment has been classified as a trading security in accordance with SFAS No. 115.

The amount of gross unrealized gains and losses with respect to the Company's investments in marketable securities at December 31, 1997 and 1998 were not significant. The Company realized no significant gains or losses from the sale of marketable securities during the three year period ended December 31, 1998. Proceeds from the sale of marketable securities during 1996, 1997, and 1998 were $23,042,000, $26,252,000 and $8,093,000, respectively.

(4) Acquisitions

APERTUS

Effective October 24, 1997, the Company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of the Internet Solutions Division of Apertus Technologies Incorporated (Apertus), a provider of Internet-to-mainframe connectivity products and Web access to legacy applications. The purchase price totaled $16,429,000 including a cash payment of $11,412,000 and assumption of $5,017,000 of liabilities and related acquisition costs. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results of Apertus since October 24, 1997. The purchase price was to allocated the fair value of the assets and liabilities acquired as follows:


          Current assets                                   $      10,488
          Property and equipment                                   1,000
          Other assets                                               672
          Identifiable intangibles and goodwill                    1,519
          In - process research and development                    2,750
          Current liabilities                                     (5,017)
                                                            ------------

          Cash paid                                        $     $11,412
                                                            ============

The Company allocated $2,750,000 of the Apertus purchase price to acquired in-process research and development to reflect the value of enterprise connect which was approximately 80% complete at the time of the acquisition. At the date of acquisition, the technological feasibility of Enterprise Connect had not been attained, and the technology had no alternative future use. Enterprise Connect is a family of products bundled together to provide a solution for access from a dispersed TCP/IP network to legacy based systems. The allocation to in-process research and development was based on the present value of the net operating cash flows to be generated by Enterprise Connect during its estimated useful life. At the time of the acquisition, the remaining cost to complete development of Enterprise Connect was estimated to be $800,000. The Company completed development of Enterprise Connect in 1998.

INTELLIFRAME

Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame Corporation (IntelliFrame), a start-up software and services company which develops technology for legacy systems integration with client/server and Internet technologies. The purchase price of $2,000,000 will be paid in two installments of $1,000,000 each in January 1999 and 2000. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results of IntelliFrame since December 3, 1998. The purchase price was allocated to the fair value of the assets and liabilities acquired as follows:

Net tangible assets                                  $   148
Identifiable intangibles and goodwill                  1,295
In-process research development                          927

Deferred tax liability                                  (370)
                                                     -------

Installments payable                                 $ 2,000
                                                     =======

The Company has allocated $927,000 of the IntelliFrame purchase price to acquired in-process research and development to reflect the value of process dynamics which was approximately 75% complete at the time of the acquisition. At the date of acquisition, the technological feasibility of process dynamics had not been attained, and the technology had no alternative future use. Process dynamics is a new technology that manages business logic and process workflow for improved development and deployment of large e-commerce and customer relationship management applications. The allocation to in-process research and development was based on the present value of the net operating cash flows to be generated by process dynamics during its estimated useful life. At the time of the acquisition, the remaining cost to complete development of process dynamics was estimated to be approximately $500,000. The Company presently anticipates that a beta version of process dynamics will be available in the second half of 1999.

Two employees, who were former shareholders of IntelliFrame, will be eligible for bonus payments of up to $12,000,000 in the aggregate through December 31, 2001 if future revenues from the Company's EAI products exceed defined targets. The potential bonus payments increase to a maximum of $16,000,000 if the Company were to divest any portion of the EAI product line during 1999. The full bonus payments set forth above are conditioned upon the employment of these individuals through July 1, 2000.


PRO FORMA RESULTS

The following table presents the consolidated results of operations of the Company for 1997 and 1998 on an unaudited pro forma basis as if the acquisitions of IntelliFrame and Apertus took place at the beginning of each year:

                                                        Unaudited Pro Forma
                                                        -------------------
                                                         1997          1988
                                                      ----------    ----------
          Total revenue                               $  117,163    $  133,575
          Net income (loss)                              (11,052)        4,284
          Net income (loss) per share                 $     (.49)   $      .19

The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have been recorded had the acquisitions occurred at the beginning of the periods presented or the results which might occur in the future.

(5) Integration Activities

Subsequent to the acquisition of Apertus in 1997, the Company decided to consolidate certain operations and recorded a charge of $2,184,000 for costs incurred to integrate existing businesses, including accruals for severance, facility closures and infrastructure integration. At December 31, 1998, the remaining accrual of $430,000 represents the present value of the difference between the remaining non-cancelable lease obligation and anticipated rental income resulting from the proposed sublet of a leased facility assumed in the Apertus acquisition.

In December 1997, the Company sold the assets and technologies relating to the vision line of products acquired from Apertus for $2,000,000 in cash, plus additional payments ranging from $1,500,000 to $2,000,000 through March 2001, depending upon the vision product line achieving a defined future revenue target. The Company did not recognize any gain or loss upon receipt of the initial $2,000,000 cash payment. During the three months ended March 31, 1999, the Company recognized other income in the amount of $667,000 upon receipt of its first additional payment from the sale of the vision product line. Any additional payments received will be recognized as other income.

(6) Leases

The Company leases all office and manufacturing space and certain equipment under noncancelable capital and operating leases. Building leases have terms ranging from one to 16 years. At December 31, 1997 and 1998, leased capital assets included in property and equipment were as follows:

Property and equipment:                           1997             1998
                                                 ------          -------
    Office and data processing equipment         $  989          $ 2,430
    Less accumulated amortization                   167              481
                                                 ------          -------
                                                 $  822          $ 1,949
                                                 ======          =======


Future minimum operating lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

Year Ending December 31                                                                Minimum Lease Commitments
-----------------------                                                                -------------------------
                                                                                    Capital            Operation
                                                                                    -------            ---------
1999                                                                             $    463             $    3,478
2000                                                                                  632                  3,784
2001                                                                                  632                  3,046
2002                                                                                  499                  2,362
2003                                                                                  372                  2,287
Thereafter                                                                            -                   15,547
                                                                                    -----                -------
Total minimum lease payments                                                        2,598                 30,504

Less minimum sublease income                                                        -                      1,115
                                                                                    -----                -------

Net minimum lease payments                                                          2,598             $   29,389
                                                                                    -----                =======

Less amounts representing interest at rates ranging from 5.69% to 9.77%               456
                                                                                    -----

Present value of minimum capital lease payments                                     2,142

Less current installments                                                             326
                                                                                    -----

Obligations under capital lease, less current installments                       $  1,816
                                                                                    =====

Rent expense under noncancelable operating leases, exclusive of executory costs, for 1996, 1997, and 1998, was $2,202,000, $2,765,000 and $3,122,000,
respectively.

(7) Long Term Debt

Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame for $2,000,000. The first $1,000,000 installment was paid on January 4, 1999. The second $1,000,000 installment, plus interest at the rate of 4.33%, is due and payable on January 3, 2000.

(8) Shareholders' Equity

COMMON STOCK REPURCHASE

On March 10, 1997 the Company's board of directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. As of December 31, 1998, the Company had repurchased 1,799,900 shares of its common stock for $8,446,000 pursuant to this authorization.

RIGHTS PLAN

On July 24, 1998 the board of directors adopted a shareholders rights plan pursuant to which rights were distributed as a dividend at the rate of one preferred share purchase right for each outstanding share of common stock of the Company. The rights will expire on July 23, 2008 unless extended, earlier redeemed or exchanged by the Company.


STOCK OPTIONS

The Company's 1992 Stock Award Plan (the Award Plan) provides for the grant of stock options, restricted stock and stock based awards to officers, other employees, consultants, and independent contractors as determined by the compensation committee of the board of directors. A maximum of 6,200,000 shares of common stock are issuable under the terms of the Award Plan (7,000,000 as of May 13, 1999), of which no more than 500,000 shares may be issued as restricted stock or other stock based awards.

All stock options granted under the Award Plan have an exercise price equal to fair market value on the date of grant, vest and become exerciseable over individually defined periods, and expire ten years from the date of grant. As of December 31, 1998, no restricted stock or stock based awards had been granted under the Award Plan.

A summary of the status of the Company's outstanding stock options and related changes for each of the years in the three year period ended December 31, 1998 is presented below:

                                                  1996                             1997                            1998
                                        --------------------------       --------------------------       ----------------------
                                                     Weighted-                       Weighted-                        Weighted-
                                                      Average                         Average                          Average
                                                      Exercise                        Exercise                        Exercise
             Options                    Shares         Price             Shares        Price             Shares         Price
             -------                    ------         -----             ------        -----             ------         -----
Outstanding at beginning
of year                                  2,778     $    6.28              3,368    $    6.19               4,321     $   5.42

Granted                                  1,483          5.36              1,689         4.85               1,269         6.08
Reissued                                   -             -                  310         4.94                 -            -
Exercised                                 (444)         3.38               (20)         3.80               (219)         4.66
Canceled                                  (449)         7.10            (1,026)         6.91               (399)         5.33
                                         -----                          ------                            -----

Outstanding at end of year               3,368     $    6.19              4,321    $    5.42               4,972     $   5.63
                                         =====                          =======                            =====

Exercisable at end of year               1,368     $    6.23              1,707    $    5.90               2,388     $   5.71
                                         =====                          =======                            =====
Weighted-average fair value of
options granted during the year
                                                     $    3.48                       $    2.77                         $   4.48

The following table summarizes information about stock options outstanding at December 31, 1998:

                                               Options Outstanding                               Options Exercisable
                               ----------------------------------------------------        -------------------------------

                                                 Weighted-
         Range                                    Average            Weighted-
           of                   Number           Remaining            Average               Number        Weighted-Average
    Exercise Prices            Outstanding       Contractual Life    Exercise Price        Exercisable     Exercise Price
    ---------------            -----------       ----------------    --------------        -----------     --------------
    $3.50 -   $4.99                2,245              8.3              $ 4.60                  858             $ 4.55
    $5.00 -   $7.99                2,310              6.8              $ 5.89                1,395             $ 6.02
    $8.00 -  $13.88                  417              8.4              $ 9.76                  135             $ 9.85
                                     ---                                                       ---
                                   4,972                                                     2,388
                                   =====                                                     =====

As of June 9, 1999, there were 5,491,928 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $9.20 per share, of which options for 1,985,819 shares were currently exercisable.

RESTRICTED STOCK PLAN

The 1997 Restricted Stock Plan (the Restricted Stock Plan) provides for the issuance of up to 100,000 shares of common stock to eligible employees. Shares issued under the Restricted Stock Plan are recorded at fair market value on the date of grant and generally vest over a four year period. Vesting for some grants may be accelerated if certain performance criteria are achieved. Compensation expense is recognized over the applicable vesting period. During 1997 and 1998, the Company issued 8,000 and 81,600 restricted shares under the Restricted Stock Plan, respectively, and recognized related compensation expense in 1997 and 1998 of $7,000 and $81,000, respectively. At December 31, 1998, there were 10,400 restricted shares available for grant under the terms of the Restricted Stock Plan.

EMPLOYEE STOCK PURCHASE PLAN

The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 800,000 shares of the Company's common stock (1,100,000 as of May 13, 1999) at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock at the beginning or the end of each six month purchase period. Under the terms of the Purchase Plan, no participant may acquire more than 5,000 shares of the Company's common stock or more than $2,500 in aggregate fair market value of common stock (as defined) during any six month purchase period. Common shares sold to employees under the Purchase Plan in 1996, 1997 and 1998 were 57,456, 163,637 and 153,163, respectively.

The fair value of each purchase right granted in 1996, 1997, and 1998 was $2.06, $1.66, and $1.57, respectively.

FAIR VALUE ASSUMPTIONS

In determining the compensation cost of stock option grants and shares sold to employees under the employee stock purchase plan, as specified by SFAS No. 123, the fair value of each award has been estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                                                    1996                1997                1998
                                                                    ----                ----                ----
             Risk free interest rate                               6.58%               6.42%                5.26%
             Expected life                                         8.14                8.14                 8.41
             Expected volatility                                  39.30%              39.30%               67.50%

STOCK COMPENSATION

The Company has elected to continue to account for its plans in accordance with APB No. 25. Accordingly, no compensation cost has been recognized in the Company's financial statements for stock compensation awards. Had compensation cost for the Company's stock-based compensation plans been recognized consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per basic and diluted share would have been reduced to the pro forma amounts indicated below:

                                   1996              1997            1998
                                   ----              ----            ----
Net income (loss) -
 As reported                     $ 1,360         $ (2,314)        $ 4,729
 Pro forma                       $  (704)        $ (3,826)        $ 2,580
Net income (loss) per share -
 As reported
    Basic                        $   .06         $   (.10)        $   .21
    Diluted                      $   .06         $   (.10)        $   .21
  Pro forma
    Basic                        $  (.03)        $   (.17)        $   .12
    Diluted                      $  (.03)        $   (.17)        $   .11

The pro forma disclosures presented above do not reflect the full impact of stock based compensation on the Company's reported results under the recognition provisions of SFAS No. 123 because compensation expense is reflected over the vesting period of the award and compensation expense for awards granted prior to January 1, 1995 is not considered.

(9)  Net Income (Loss) Per Share

The components of net income (loss) per basic and diluted share are as follows:

                                                                                     Weighted
                                                                                     Average
                                                              Net Income              Shares              Per Share
                                                                (Loss)              Outstanding            Amount
                                                              -----------          ------------          -----------
1996:
 Basic                                                           $ 1,360                23,241             $    .06
 Dilutive effect of employee stock purchase
 awards and options                                                    -                   316                    -
                                                              -----------          ------------          -----------
 Diluted                                                         $ 1,360                23,557             $    .06
                                                              ===========          ============          ===========
1997:
 Basic                                                           $(2,314)               22,702             $   (.10)
 Dilutive effect of employee stock purchase
 awards and options                                                    -                     -                    -
                                                              -----------          ------------          -----------
 Diluted                                                         $(2,314)               22,702             $   (.10)
                                                              ===========          ============          ===========
1998:
 Basic                                                           $ 4,729                22,095             $    .21
 Dilutive effect of employee stock purchase
 awards and options                                                    -                   477                    -
                                                              -----------          ------------          -----------
 Diluted                                                         $ 4,729                22,572             $    .21
                                                              ===========          ============          ===========

(10) Income Taxes

The components of income (loss) before income taxes and income tax expense (benefit) for each of the years in the three-year period ended December 31, 1998 consists of the following:

                                           1996         1997          1998
                                           ---------    ---------     --------
Income (loss) before income taxes:
 U.S.                                       $ 2,396     $ (3,517)     $ 5,548
 Foreign                                       (372)        (376)       2,091
                                           ---------    ---------     --------
  Total                                     $ 2,024     $ (3,893)     $ 7,639
                                           ---------    ---------     --------

 Income tax provision:
 Current:
 U.S.                                       $ 1,753     $   (592)     $ 2,041
 Foreign                                         75          119          681
 State                                          376         (170)         511
                                           ---------    ---------     --------
  Total current                               2,204         (643)       3,233
                                           ---------    ---------     --------

 Deferred:
 U.S.                                        (1,285)        (741)        (289)
 State                                         (255)        (195)         (34)
   Total deferred                          ---------    ---------     --------
                                             (1,540)        (936)        (323)
                                           ---------    ---------     --------
 Total income tax expense (benefit)         $   664     $ (1,579)     $ 2,910
                                           ========    ==========    =========

The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three year period ended December 31, 1998 is as follows:

                                                                   1996                 1997                1998
                                                                   -----               ------              -----
   Statutory tax rate                                              34.0%               (34.0)%              34.0%
   Increase (decrease) in taxes resulting from:

        State taxes, net of federal tax benefit                     4.0                 (6.2)                4.2
        Foreign sales corporation                                 (13.7)                (6.7)               (6.5)
        Reduction in foreign net operating loss
          carryforwards                                            38.6                    -                   -
        In-process research and development                           -                    -                 4.1
        Change in valuation allowance                             (31.3)                 5.5                   -
        Other                                                       1.2                   .8                 2.3
                                                                   ----                 ----                ----
     Total                                                         32.8%               (40.6)%              38.1%
                                                                   ====                 ====                ====

   The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1998 was as follows:

                                                                                        December 31
                                                                               1997                    1998
                                                                            -----------             ---------
   Deferred tax assets:

     Inventory                                                              $   1,483               $  1,261
     Purchased in-process research and development                              1,128                  1,163
     Accrued compensation                                                         480                  1,009
     Property and equipment                                                       878                    888
     Reserves for bad debts and sales returns                                     686                    838
     Foreign net operating loss carryforwards                                     410                    410
     Federal and state tax credits                                                501                    373
     Integration activities                                                       493                    176
     Other                                                                        458                    533
                                                                            ---------               --------
     Total gross deferred tax assets                                            6,517                  6,651
     Valuation allowance                                                         (410)                  (410)
                                                                            ---------               --------
        Net deferred tax assets                                                 6,107                  6,241
   Deferred tax liabilities:
     Purchased technology                                                           -                   (364)
     Other                                                                          -                   (222)
                                                                            ---------               --------
     Total gross deferred tax liabilities                                           -                   (586)
                                                                            ---------               --------
        Net deferred income tax asset                                       $   6,107               $  5,655
                                                                            =========               ========

At December 31, 1997 and 1998, the Company's valuation allowance was $410,000 due to the nonrecognition of the tax benefit associated with the loss from foreign operations. The Company has assessed its taxable earnings history and prospective future taxable income. Based on this assessment, management has determined that its other net deferred tax assets will be realized in future periods.

The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

(11) Success Sharing Bonus Plan

The Company's Success Sharing Bonus Plan (the Plan) provides a formula for determination of cash bonus payments to eligible employees based on a defined percentage of a participant's qualifying base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue growth and pre-tax profit.

The success sharing bonus expense for 1996, 1997, and 1998 was $582,000, $43,000, and $1,673,000, respectively.

(12) 401(k) and Deferred Compensation Plans

The Company has a 401(k) salary savings plan which covers substantially all of its employees. The Company matches 50% of a participant's annual plan contributions up to an annual maximum per participant of $1,000 which vests over a four year period.

The Company has also established an executive deferred compensation plan for selected key employees which allows participants to defer a substantial portion of their compensation each year. The Company matches 20% of a participant's annual plan contributions up to an annual maximum per participant of $10,000. Matching contributions vest over a four year period from the later of July 1, 1997 or the participant's date of hire. In addition, the Company provides participants with an annual earnings credit based on the investment indexes selected by the participant prior to the start of each plan year.

The Company's expense under the 401(k) and deferred compensation plans for 1997 and 1998 was $380,000 and $570,000, respectively. The Company incurred no expense under these plans prior to 1997.

(13) Segment Information

The Company has two reportable segments consisting of its Network Solutions and Enterprise Integration Solutions Divisions. The Network Solutions Division provides products and services that offer high speed open systems connectivity, access to legacy data and guaranteed data integrity for applications such as remote storage, disk mirroring and disaster recovery. The Enterprise Integration Solutions Division provides products and services that integrate legacy systems with client/server and internet technologies, including e-commerce and customer relationship management applications. The Company's two reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and market strategies.

The accounting policies for the two reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profit or loss before special charges and income taxes.

                                                   Year ended December 31,              Three months ended March 31,
                                     ---------------------------------------------     -----------------------------
                                          1996             1997            1998            1998               1999
                                     -------------   --------------    -----------     -------------      ----------
                                                                                                 (Unaudited)
      Revenue:
       Network Solutions             $    82,079     $    80,195       $   103,022     $    24,199        $    29,245
       Enterprise Integration
        Solutions                         15,030          17,646            30,513           6,967              7,668
                                     -----------     -----------       -----------     -----------        -----------

       Total                         $    97,109     $    97,841       $   133,535     $    31,166        $    36,913
                                     ===========     ===========       ===========     ===========        ===========

      Operating Profit:
       Network Solutions             $     5,849     $       458       $     7,857           2,847        $     2,781
       Enterprise Integration
        Solutions                         (3,177)           (817)              282          (2,325)               681
       Special charges                    (2,720)         (4,934)             (927)              -        $         -
                                     -----------     -----------       -----------     -----------        -----------

       Total                         $       (48)    $    (5,293)      $     7,212     $       522        $     3,462
                                     ===========     ===========       ===========     ===========        ===========

      Depreciation and
      Amortization:
        Network Solutions            $     6,528     $     6,200       $     7,251
        Enterprise Integration
          Solutions                        1,432           1,184             1,605
                                     -----------     -----------       -----------

        Total                        $     7,960     $     7,384       $     8,856
                                     ===========     ===========       ===========

      Expenditures for Long -
      Lived Assets:
        Network Solutions            $     6,259     $     9,893       $     8,689
        Enterprise Integration
          Solutions                          883           1,019               631
                                     -----------     -----------       -----------

        Total                        $     7,142     $    10,912       $     9,320
                                     ===========     ===========       ===========

      Assets (end of year):
        Network Solutions            $    45,709     $    60,980       $    64,336
        Enterprise Integration
          Solutions                        1,605          13,683            17,329
        Corporate                         35,065          10,824            12,362
                                     -----------     -----------       -----------

        Total                        $    82,379     $    85,487       $    94,027
                                     ===========     ===========       ===========

    Revenue:
        United States              $       68,110              69,015          88,365
        United Kingdom                      6,127               7,090          15,805
        France                              3,530               1,849           5,479
        Other                              19,342              19,887          23,886
                                        ----------            --------        --------
                  Total            $       97,109              97,841         133,535
                                        ==========            ========        ========

    Long - Lived Assets
    (end of year):
       United States               $       13,167              20,508          23,208
       United Kingdom                         874                 835           1,058
       Other                                  225                 277             570
                                        ----------            --------        --------
                  Total            $       14,266              21,620          24,836
                                        ==========            ========        ========

During 1996, sales to one customer accounted for 18% of the Company's total revenue. No single customer accounted for more than 10% of the Company's total revenue in 1997 or 1998.

(14) Noncash Financing and Investing Activities and Supplemental Cash Flow Information

Cash payments for interest expense in 1996, 1997, and 1998 were $46,000, $57,000 and $79,000, respectively.

Tax refunds received, net of payments, in 1996 were $304,000. Cash payments for income taxes, net of refunds received in 1997 and 1998 were $986,000 and $331,000, respectively.

During 1997 and 1998, the Company entered into capital lease obligations for equipment valued at $989,000 and $1,441,000, respectively.

(15) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair values of financial instruments:

Cash And Cash Equivalents, Marketable Securities and Long-Term Debt

The carrying amount approximates fair value because of the short maturity of those instruments.

[Graphic--Illustrative diagram showing the benefits of our EAI product. The diagram begins with the text "seeing the data in real time, in context, based on intelligent decision rules, and in the most meaningful format for the user." The remainder of the document is divided into six vertical sections. The first vertical section on the left has a diagram of a person at a terminal followed by the text "The consumers personal view of their financial account e.g. JSmith's Insurance, Trading, Checking, Credit Card Accounts." The second horizontal section from the left includes a bar with the caption "Back Office View Today." The third vertical section includes a vertical bar with the caption "Graphical User Interface, GUI." The fourth vertical section contains a bar with the caption "Integrated Applications Views." The fifth vertical column has a bar with the caption "Process Dynamics Automated Workflow Based on Business Rules." Below the four bars is the caption "CNT EAI "Filters"." The sixth vertical column shows a drawing of six disk devices arranged horizontally. The top device contains the caption "MVS--Insurance", the next device contains the caption "Unix Trading", the next device contains the caption "NT--Checking" and the last device contains the caption "Web--Credit Card." Below the horizontal disk device is the caption "The back office views information systems."

Caption: "CNT--EAI Real Benefits".]

                 CNT(R), the Access and Data Delivery Company






            Connecting users, processors, storage and applications
                 together, at any distance and at any speed...







                                    [LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The table below sets forth the estimated expenses (except the SEC registration fee and the NASD listing fee, which are actual expenses) in connection with the offer and sale of the shares of common stock of CNT covered by this registration statement. The following expenses are being paid by CNT.

          SEC registration fee...................................     $   24,198

          Legal fees and expenses................................        200,000

          Accounting fees and expenses...........................         50,000

          Nasdaq National Market listing fee.....................         17,500

          NASD filing fee........................................          9,204

          Printing expenses......................................         50,000

          Blue sky fees and expenses.............................          5,000

          Miscellaneous expenses.................................         19,098
                                                                      ----------
               Total.............................................     $  375,000
                                                                      ==========


Item 15.  Indemnification of Directors and Officers.

          Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes ss. 302A.521 requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fines, settlements and reasonable expenses (including attorney's fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his official capacity. The general effect of Minnesota Statutes ss. 302A.521 is to reimburse (or pay on behalf of) directors and officers of the Registrant any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith.

          As permitted by the Minnesota Business Corporation Act, the Articles of Incorporation of Computer Network Technology Corporation eliminate the liability of the directors of CNT for monetary damages arising from any breach of fiduciary duties as a member of the CNT board of directors (except as expressly prohibited by Minnesota Statutes, ss. 302A.251, Subd. 4).

          The underwriting agreement, which is filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 16.      Exhibits.

     Exhibit        Description
     -------        -----------

     1.1            Underwriting Agreement.*

     2.1 Agreement for Sale of Shares among Computer Network Technology Corporation and each of Scott Opitz and Alexsandr Elkin dated December 3, 1998. (Incorporated by reference to
                    Exhibit 2.1 to current report on Form 8-K dated December 3, 1998.)

     2.2 Asset Purchase Agreement by and between Computer Network Technology Acquisition I Corporation, Computer Network Technology Corporation and Apertus Technologies Inc. dated October 24, 1997. (Incorporated by reference to Exhibit 2.1 to current report on Form 8-K dated October 24, 1997.)

     4.1 Rights Agreement between Computer Network Technology Corporation and Chase Mellon Shareholder Services, L.L.C., as Rights Agent including the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit 1 to Form 8-A dated July 29, 1998.)

     5.1            Opinion of Leonard, Street and Deinard Professional
                    Association.*

     10A Lease Agreement dated November 30, 1990 by and between TOLD Development Company, a general partnership, and Computer Network Technology Corporation. (Incorporated by reference to Exhibit 10C to Form S-2 Registration Statement No. 33-41985.)

     10B Computer Network Technology Corporation 401(k) Salary Savings Plan effective January 1, 1991. (Incorporated by reference to Exhibit 10F to Form S-2 Registration Statement No. 33-41985.)

     10C Subscription Agreements of Kanematsu Electronics Ltd. and Kanematsu USA Inc. dated October 22, 1990. (Incorporated by reference to Exhibit 10G to Form S-2 Registration Statement No. 33-41985.)

     10D Amended 1992 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 99 to Form S-8 Registration Statement No. 333-59947.)

     10E            Amended 1992 Stock Award Plan. (Incorporated by reference to
                    Exhibit 99 to Form S-8 Registration Statement No. 333-
                    59949.)

     10F Sublease Agreement by and between ITT Consumer Financial Corporation and Computer Network Technology Corporation dated October 1, 1993. (Incorporated by reference to Exhibit 10X to Annual Report on Form 10-K for the year ended December 31, 1993.)

     10G First Amendment to Sublease Agreement by and between ITT Consumer Financial Corporation and Computer Network Technology Corporation dated October 26, 1993. (Incorporated by reference to Exhibit 10Y to Annual Report on Form 10-K for the year ended December 31, 1993.)

     Exhibit        Description
     -------        -----------

     10H Amendment No. 1 to Sublease Agreement by and between ITT Consumer Financial Corporation and Computer Network Technology Corporation dated February 9, 1994. (Incorporated by reference to Exhibit 10CC to Form 10Q for the quarterly period ended March 31, 1994.)

     10I            March 10, 1994 Incentive Stock Option Agreements.
                    (Incorporated by reference to Exhibit 28.2 to Form S-8 Registration Statement No. 33-83266.)

     10J            March 10, 1994 Non-Qualified Stock Option Agreements.
                    (Incorporated by reference to Exhibit 28.3 to Form S-8 Registration Statement No. 33-83266.)

     10K Building Lease by and between Opus Northwest, L.L.C., and Computer Network Technology Corporation. (Incorporated by reference to Exhibit 10A to Form 10Q for the quarterly period ended September 30, 1998.)

     10L Employment Agreement by and between Computer Network Technology Corporation and Thomas G. Hudson as amended. (Incorporated by reference to Exhibit 10Z to Form 10-Q for the quarterly period ended June 30, 1996.)

     10M Lease Agreement between Teachers Realty Corporation and Computer Network Technology Corporation. (Incorporated by reference to Exhibit 10AA to Form 10-Q for the quarterly period ended June 30, 1996.)

     10N Description of Success Sharing Bonus Plan (Incorporated by reference to Exhibit 10Y to Form 10-K for the year ended December 31, 1997.)

     10O Employment Agreement by and between Computer Network Technology Corporation and Mark Knittel. (Incorporated by reference to Exhibit 10AA to Form 10-K for the year ended December 31, 1997.)

     10P Executive Deferred Compensation Plan. (Incorporated by reference to Exhibit 10P to Form 10-K for the year ended December 31, 1998).

     10Q Proposed Form of 1999 Non-Qualified Stock Award Plan (Pending Board Approval).**

     10R            Forms of Non-qualified Stock Option Agreement dated May 13,
                    1999.*

     10S            Forms of Incentive Stock Option Agreement Dated May 13,
                    1999.*

     10TS Employment Agreement dated December 3, 1998 by and between Scott Opitz and IntelliFrame Corporation. (Incorporated by reference to Exhibit 10.3 to Form 8-K dated December 3, 1998.)

     10U Employment Agreement dated December 3, 1998 by and between Alexsandr Elkin and IntelliFrame Corporation. (Incorporated by reference to Exhibit 10.4 to Form 8-K dated December 3, 1998.)

     Exhibit        Description
     -------        -----------

     10V Employment Agreement dated March 16, 1998 by and between Nick V. Ganio and Computer Network Technology Corporation. (Incorporated by reference to Exhibit 10Q to Form 10-K for the year ended December 31, 1998.)

     10W            1997 Restricted Stock Plan. (Incorporated by reference to
                    Exhibit 99 to Form S-8 Registration Statement No. 333-
                    59951.)

     23.1 Consent of Leonard, Street and Deinard Professional Association (included in Exhibit 5.1).*


     23.2           Consent of KPMG Peat Marwick LLP.**

     24.1           Power of Attorney of Patrick W. Gross.**

     24.2           Power of Attorney of Erwin A. Kelen.**

     24.3           Power of Attorney of Lawrence Perlman.**

     24.4           Power of Attorney of John A. Rollwagen.**

__________________

*  To be filed by amendment.
** Filed herewith.

Item 17.  Undertakings.

          Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling person of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as express in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declare effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on June 16, 1999.


                              COMPUTER NETWORK TECHNOLOGY CORPORATION



                              By /s/ Thomas G. Hudson
                                -----------------------
                                Thomas G. Hudson
                                Chairman, President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas G. Hudson, Gregory T. Barnum and Jeffrey
A. Bertelsen, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b), and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                              Date

/s/ Thomas G. Hudson                                             June 16, 1999
------------------------
Thomas G. Hudson              Chairman, President, Chief
                              Executive Officer and Director
                              (Principal Executive Officer)


/s/ Gregory T. Barnum                                            June 16, 1999
------------------------
Gregory T. Barnum             Vice President of Finance,
                              Chief Financial Officer and
                              Corporate Secretary (Principal
                              Financial Officer)

/s/ Jeffrey A. Bertelsen                                         June 16, 1999
------------------------
Jeffrey A. Bertelsen          Corporate Controller and Treasurer
                              (Principal Accounting Officer)


/s/     *                                                        June 16, 1999
------------------------
John A. Rollwagen             Director


/s/     *                                                        June 16, 1999
-----------------------
Patrick W. Gross              Director


/s/     *                                                        June 16, 1999
-----------------------
Erwin A. Kelen                Director


/s/     *                                                        June 16, 1999
------------------------
Lawrence Perlman              Director

____________


  *By Gregory T. Barnum
      ------------------,
      attorney-in-fact